      DUNDEE CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

       AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2005

DUNDEE CORPORATION

Management’s Discussion and Analysis

This Management’s Discussion and Analysis has been prepared with an effective date of March 30, 2006 and should be read in conjunction with the audited consolidated financial statements of the Company, including the notes thereto, as at and for the year ended December 31, 2005 (“2005 Audited Consolidated Financial Statements”).  Financial data has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) unless otherwise specified.  All amounts are in Canadian dollars, unless otherwise specified.

OUR BUSINESS AND OPERATING SEGMENTS

Dundee Corporation (the “Company” or “Dundee Corporation”) is primarily a holding company dedicated to wealth management, real estate and resources, through a variety of business activities and investments.  Certain of these activities are carried out directly, through wholly or partially owned subsidiaries, while others are undertaken through equity accounted or portfolio investment holdings.  Dundee Corporation’s investment holdings include both publicly listed and private companies in a variety of sectors as well as investments in highly liquid securities such as mutual funds.

Because we operate and hold investments in diverse industry sectors and because our investment holdings differ by ownership and structure and associated accounting requirements, it often appears complex to analyze our results.  Further, during any period, the market value of our holdings will vary and the amounts that we record as investment gains and losses may fluctuate significantly.  In accordance with Canadian GAAP,  our investments are accounted for either:

(i)

At cost, less any other than temporary impairments, and included in our consolidated balance sheets as “Corporate Investments”.  We will only report profits or losses on these investments when they are ultimately disposed of.

(ii)

On an equity basis whereby we adjust the carrying value of our investment by our share of earnings or loss in the investee and by any dilution in ownership.  Equity accounted investments are also included as “Corporate Investments” on our consolidated balance sheet.  Our share of earnings from these equity accounted investees is reported in our consolidated statements of operations as “share of earnings from equity accounted investees”.

(iii)

On a consolidated basis, where we record 100% of the investments’ accounts on a line by line basis in each of the consolidated balance sheets and consolidated statements of operations, subject to the non-controlling interest.

The following table lists the more significant investments in our portfolio, indicating our percentage ownership interest at year-end, the accounting treatment used, the book value of the investment at December 31, 2005  (other than for consolidated subsidiaries) and the market values for investments that are publicly listed securities, determined using year-end trading prices.

(in thousands of dollars except percentage amounts)

	Year end %	Accounting	Book	Market
Investment Holding	Owned	Treatment	Value	Value
Wealth Management Segment
Dundee Wealth Management Inc.	63%	Consolidation	N/A	681,700
Dundee Wealth Bank	100%	Consolidation	N/A	N/A
Real Estate Segment
Dundee Realty Corporation	86%	Consolidation	N/A	N/A
Dundee Real Estate Investment Trust	31%	Equity	149,305	222,400
Resources Segment
Eurogas Corporation	52%	Consolidation	N/A	81,700
Dundee Precious Metals Inc.	21%	Equity	63,200	114,200
Breakwater Resources Ltd.	18%	Equity	33,500	62,900

DUNDEE CORPORATION	2

We look at our business through the operations of four business segments which are wealth management, real estate, resources and other investments and corporate costs.

WEALTH MANAGEMENT

The wealth management segment consists of the operations of our subsidiary, Dundee Wealth Management Inc. (“Dundee Wealth”) (www.dundeewealth.com), and its operating subsidiaries.  Our wealth management segment also includes operations from domestic and international banking activities.  Domestic banking activities are conducted through our wholly owned subsidiary, Dundee Wealth Bank which commenced operations on July 8, 2005.  International banking activities are conducted through our wholly owned subsidiary, The Dundee Bank which is located in the Cayman Islands.  Subsequent to year end and subject to receipt of regulatory approvals, these banking subsidiaries will be sold to Dundee Wealth.

Dundee Wealth carries on its business through its 84% owned subsidiary, DWM Inc. (“DWM”) and through operating subsidiaries of DWM.  Dundee Wealth reports its operations through two business segments, investment management operations and brokerage operations which include financial advisory and capital markets activities.

REAL ESTATE

The real estate segment includes the operations of our 86% interest in Dundee Realty Corporation (“Dundee Realty”), a company operating primarily in the land and housing business.  Dundee Realty owns in excess of 3,000 acres of land in Western Canada and is also active in the development of single-family homes in Saskatoon and Regina, and condominium projects in Toronto, Calgary and Colorado.  Land and housing activities in Dundee Realty are supplemented by a portfolio of select income generating properties, owned directly and through the ownership of our 31% interest in Dundee Real Estate Investment Trust ("Dundee REIT") (www.dundeereit.com).  Dundee REIT is focused on owning and acquiring, leasing and managing mid-sized urban and suburban office and industrial properties in Canada.  Dundee REIT owns over $1.3 billion of office, industrial and retail assets comprised of approximately 15.9 million square feet of gross leaseable area.  Dundee REIT aims to provide unitholders with a stable and growing return on their investment through monthly distributions equal to at least 80% of distributable income earned from its revenue-producing portfolio.

RESOURCES

Our resources activities are carried out through Dundee Resources Limited (“Dundee Resources”), a wholly owned subsidiary.  Dundee Resources acts as both a strategic investor and merchant bank, providing equity and quasi-equity financing to public and private companies focused on developing resource assets.  Our principal resource investment is our 52% interest in Eurogas Corporation (“Eurogas”) (www.eurogascorp.com).  Eurogas is an oil and gas company that carries on exploration, development, acquisition and natural gas storage activities and has interests in Spain and Tunisia.  Eurogas is focused on creating long-term value through the development of high-impact energy projects internationally.  It is currently developing the Amposta underground natural gas storage facility in Spain, as well as conducting exploration programs for oil and natural gas reserves on exploration concessions on and offshore Tunisia.

The resources segment also includes our 21% interest in Dundee Precious Metals Inc. ("Dundee Precious") (www.dundeeprecious.com), our 18% interest in Breakwater Resources Ltd. ("Breakwater") (www.breakwater.com) and our interests in Corona Gold Corporation and Valdez Gold Corporation, all of which are accounted for by the equity method.  We also hold several other investments in public and private resources companies.

OTHER INVESTMENTS AND CORPORATE COSTS

Our remaining investments and the operating results from these investments have been included in the other investments and corporate costs segment.  These investments include investments in both publicly traded and private companies in a variety of sectors as well as highly liquid securities such as mutual funds.  These investments may be accounted for by the equity method if they are subject to significant influence.  Otherwise, they are accounted for at cost.

This segment also includes general corporate overhead costs, including stock based compensation costs, which are not specifically allocated to any operating division.

DUNDEE CORPORATION	3

PERFORMANCE MEASURES AND BASIS OF PRESENTATION

We believe that important measures of our operating performance, and the operating performance of our subsidiaries, include certain measures that are not defined under Canadian GAAP and as such, may not be comparable to similar measures used by other companies.  Throughout this discussion, there will be references to the following performance measures which management believes are relevant in assessing the economics of our business:

•

“AUM” or “Assets under Management” represent the period-end market value of client assets managed by Dundee Wealth on a discretionary basis and in respect of which Dundee Wealth earns investment management fees and, in certain cases, performance fees.  AUM are not reflected on our balance sheet.

•

“AUA” or “Assets under Administration” represent the approximate period-end market value of client assets administered in respect of which Dundee Wealth earns commissions, trailer service fees and administrative or other similar fees.  AUA are not reflected on our balance sheet.

•

“EBITDA” represents earnings before interest, taxes, depreciation and amortization.  We use this measure as a supplement to net earnings and cash flows, primarily in our wealth management segment.

•

“Operating Earnings before Interest, Taxes and Other Non-Cash Items” or “Operating EBITDA” and “Operating Earnings” are set out in the consolidated statements of operations of the Company.  While these measures are non-GAAP, the Company uses them as supplementary measures to net earnings.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF DUNDEE CORPORATION

(in thousands of dollars, except for number of shares and amounts per share)

			(Restated)
As at and for the years ended December 31,	2005	2004	2003
Total assets	$2,369,640	$1,758,723	$1,734,601
Corporate debt	473,100	255,639	295,622
Future income tax liabilities	89,142	73,360	38,552
Other liabilities	694,347	477,916	561,376
Non-controlling interest	386,012	293,798	245,818
	1,642,601	1,100,713	1,141,368
Net assets represented by common shares	727,039	658,010	593,233
Revenue	933,661	822,287	488,664
Net earnings for the year before extraordinary gain	76,351	65,833	101,010
Extraordinary gain	-	-	19,951
Weighted average number of common shares (in thousands of shares)
Basic	25,116	25,232	25,217
Diluted	25,859	25,866	25,475
Earnings per share before extraordinary gain
Basic	N/A	N/A	$4.01
Diluted	N/A	N/A	$3.97
Earnings per share
Basic	$3.04	$2.61	$4.80
Diluted	$2.89	$2.49	$4.75

DUNDEE CORPORATION	4

SEGMENTED OPERATING RESULTS

(in thousands of dollars)						2005
	Wealth			Other Investments
For the year ended December 31, 2005	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management and administration fees	$322,020	$-	$-	$-	$-	$322,020
Redemption fees	11,725	-	-	-	-	11,725
Financial services	321,548	-	-	2,667	(2,640)	321,575
Real estate revenue	-	249,914	-	-	-	249,914
Oil and gas sales, net of royalties	-	-	-	-	-	-
Investment income (loss)	3,732	-	5,538	21,423	(2,266)	28,427
	659,025	249,914	5,538	24,090	(4,906)	933,661
EXPENSES
Selling, general and administrative	258,875	6,790	2,569	12,097	(2,640)	277,691
Variable compensation	213,034	-	-	-	-	213,034
Trailer service fees	76,113	-	-	-	-	76,113
Operating costs, real estate	-	183,618	-	-	-	183,618
Operating costs, oil and gas properties	-	-	-	-	-	-
	548,022	190,408	2,569	12,097	(2,640)	750,456
OPERATING EBITDA	111,003	59,506	2,969	11,993	(2,266)	183,205
Amortization of deferred sales commissions	43,881	-	-	-	-	43,881
Depreciation, depletion and amortization	10,658	3,158	90	1,544	-	15,450
Interest expense	6,141	5,557	(60)	14,910	(5,538)	21,010
OPERATING EARNINGS (LOSS)	50,323	50,791	2,939	(4,461)	3,272	102,864
Equity earnings	-	9,921	7,008	642	-	17,571
Investment provision	-	-	(226)	(1,868)	-	(2,094)
Non-controlling interest	(14,805)	(5,572)	990	-	-	(19,387)
	$35,518	$55,140	$10,711	$(5,687) $	3,272	98,954
Dilution gains						16,673
Income taxes						(39,276)
NET EARNINGS FOR THE YEAR						$76,351

(in thousands of dollars)						2004
	Wealth			Other Investments
For the year ended December 31, 2004	Management	Real Estate	Resources	and Corporate Costs	Intersegment	TOTAL
REVENUES
Management and administration fees	$238,805	$-	$-	$-	$-	$238,805
Redemption fees	10,580	-	-	-	-	10,580
Financial services	328,534	-	-	2,978	(2,963)	328,549
Real estate revenue	-	169,954	-	-	-	169,954
Oil and gas sales, net of royalties	-	-	4,499	-	-	4,499
Investment income	28,652	-	25,450	17,856	(2,058)	69,900
	606,571	169,954	29,949	20,834	(5,021)	822,287
EXPENSES
Selling, general and administrative	208,268	8,291	1,363	17,431	(2,963)	232,390
Variable compensation	217,443	-	-	-	-	217,443
Trailer service fees	55,150	-	-	-	-	55,150
Operating costs, real estate	-	119,759	-	-	-	119,759
Operating costs, oil and gas properties	-	-	1,237	-	-	1,237
	480,861	128,050	2,600	17,431	(2,963)	625,979
OPERATING EBITDA	125,710	41,904	27,349	3,403	(2,058)	196,308
Amortization of deferred sales commissions	35,863	-	-	-	-	35,863
Depreciation, depletion and amortization	9,950	314	1,143	990	-	12,397
Interest expense	5,440	2,791	27	11,685	(5,330)	14,613
OPERATING EARNINGS (LOSS)	74,457	38,799	26,179	(9,272)	3,272	133,435
Equity earnings	-	10,941	2,136	862	-	13,939
Investment provision	-	-	-	(7,537)	-	(7,537)
Non-controlling interest	(20,168)	(2,294)	(71)	-	-	(22,533)
	$54,289	$47,446	$28,244	$(15,947) $	3,272	117,304
Dilution gains						639
Income taxes						(52,110)
NET EARNINGS FOR THE YEAR						$65,833

DUNDEE CORPORATION	5

RESULTS OF OPERATIONS

Year ended DECEMBER 31, 2005 compared with the year ended DECEMBER 31, 2004

Net earnings for 2005 were $76.4 million or $3.04 per share compared with $65.8 million or $2.61 per share in 2004.  The comparative 2004 results include a pre-tax gain of $26.8 million from the one-time prepayment of an investment management contract with Dundee Precious which had been voluntarily terminated following the transformation of Dundee Precious from an investment management company to an operating gold mining company.

Net earnings were enhanced in the fourth quarter of 2005 by the completion and closing of land and housing developments in our real estate division and by strong performance fees earned in our wealth management division.

WEALTH MANAGEMENT

In 2005, the wealth management division earned operating EBITDA of $111.0 million and net earnings before taxes and non-controlling interest of $50.3 million on revenues of $659.0 million.  In 2004, operating EBITDA was $125.7 million, reflecting the one-time gain from Dundee Precious as discussed above.

Dundee Wealth Management Inc.

The investment management business of Dundee Wealth comprises the portfolio management and financial advisory function for a range of investment products, servicing a variety of clients.  These products include mutual funds, closed-end investment products, tax-assisted products and portfolio solutions for retail and private client assets.  Dundee Wealth earns management fees, calculated as a percentage of the current market value of the assets managed and in respect of certain portfolios, and it may also earn performance fees if the investment performance of the portfolio exceeds its applicable benchmark.  Transactions for purchases of mutual funds may be conducted on an initial sales charge basis, with the investor paying commissions directly to the financial advisor.  Alternatively, these transactions may be conducted on a deferred sales charge basis in which case Dundee Wealth itself pays the commission to the financial advisor.  When these mutual fund units are redeemed, the client will pay a redemption fee to Dundee Wealth.  Dundee Wealth also pays trailer service fees to financial advisors to assist them in providing ongoing services to clients in respect of assets managed.  These trailer service fees are calculated as a percentage of AUM.

The financial advisory business includes a wide range of wealth management products and services that are provided to clients.  Investment products include those managed by the investment management division of Dundee Wealth as well as third party sub-advisors.  Dundee Wealth’s subsidiaries are registered as securities dealers, mutual fund dealers, managing general insurance agents or mortgage brokers and through these various regulated entities, are capable of providing a full suite of wealth management solutions to clients.  Commission revenue is dependent on the level of sales activity while trailer service revenue is dependent on the level of AUA.  In accordance with Canadian GAAP, to the extent that fees, including commissions or trailer service fees, are paid by the investment management business to Dundee Wealth’s financial advisory business, they are not reflected in the consolidated financial statements as they are eliminated as intercompany transactions.  In our case, these eliminations have been growing as Dundee Wealth’s financial advisors have entrusted a larger percentage of their client AUA in investment products managed by Dundee Wealth’s investment arm.  This positive result has a negative impact on the consolidated financial statements due to the elimination of these intersegment revenues.

In November 2005, Dundee Wealth acquired KL Nova Financial Ltd.  (“KL Nova”) for aggregate consideration of $23.6 million.  KL Nova was recently formed to participate in Canadian capital markets as well as creating and developing investment products using structured finance and alternative asset management.  At acquisition, KL Nova had no debt and $10 million of working capital.  Concurrent with the acquisition, the principals of KL Nova were appointed to senior executive positions in Dundee Wealth and we incurred $6.3 million of termination payments, of which $4.6 million was allocated to Dundee Wealth1.  Some of the new business initiatives by Dundee Wealth which are in the process of being developed include a securitization and structured finance business, which may include retail structured products, traditional asset securitization and arbitrage securitization and a credit products business.  Some of these products will be deployed in managing the asset side of Dundee Wealth Bank’s balance sheet.

1 Balance of $1.7 million was allocated to the investment portfolio and corporate costs segment of the Company.

DUNDEE CORPORATION	6

Dundee Wealth continued to show positive AUM growth throughout 2005 with AUM increasing by over 30% to $19.3 billion from $14.5 billion at the end of 2004.  Net asset gathering from investment management activities represented 44% of the growth from such activities, increasing to $1.9 billion for 2005 from $1.2 billion in 2004.  Market appreciation was $2.4 billion in 2005 and represented 56% of growth.  At December 31, 2005, Dundee Wealth reported aggregate AUM and AUA of $47.1 billion, representing an increase of over $5.6 billion from December 31, 2004.

(in millions of dollars)
	2005	2004
Assets under management, January 1	$ 13,803	$11,534
Net asset gathering activities	1,943	1,196
Market appreciation	2,436	1,404
Termination or sale of investment management contracts	-	(331)
Discretionary assets under administration	1,117	729
Assets under management, December 31	$ 19,299	$14,532
Assets under administration, December 31	27,807	26,932
Combined assets under management and administration, December 31	$ 47,106	$41,464

Growth in AUM contributed to an increase in management fee revenue of $63.3 million or 28% in 2005 compared with 2004.  At December 31, 2005, $3.9 billion of Dundee Wealth’s AUM were subject to performance fees if their performance exceeded pre-established benchmarks.  In 2005, these assets generated performance fee revenue of $32.8 million compared with $13.5 million in 2004.  Because of the different types of funds which may generate performance fees, amounts earned from year to year may vary and such variances may be significant.

(in thousands of dollars)
	2005	% Change	2004
REVENUES
Management fees	$286,009	28%	$222,721
Performance fees	32,751	143%	13,485
Redemption fees	11,725	11%	10,580
Financial services	321,555	-2%	328,402
Other	3,771	-87%	28,660
	$655,811	9%	$603,848

Reported financial services revenue from Dundee Wealth’s brokerage operations decreased to $321.6 million from $328.4 million in 2004.  However, before taking into account the elimination of intersegment commission and trailer service fee revenue discussed above, these revenues increased 1% from $363.3 million to $368.7 million.  Higher intersegment eliminations in consolidated financial services revenue resulted from stronger sales of, and assets held in, company manufactured products by the brokerage division of Dundee Wealth.  The amount of intersegment commissions and trailer service fee revenues that have been eliminated in these consolidated financial statements increased from $36.2 million in 2004 to $48.8 million in 2005.

Included in financial services revenue is approximately $33 million in each of 2005 and 2004 of corporate finance revenue generated by Dundee Securities.  During 2005, Dundee Securities participated in 232 public and private financing transactions which collectively raised $12.4 billion.  These transactions took place in a wide variety of industries, but were predominantly concentrated in the mining and oil and gas sectors.

(in thousands of dollars)
	2005	% Change	2004
OPERATING EXPENSES
Selling, general and administrative	$ 250,416	23%	$203,888
Variable compensation	213,034	-2%	217,443
Trailer service fees	76,113	38%	55,150
Subtotal	539,563	13%	476,481
Intersegment distribution fees	(2,640)	-11%	(2,963)
Total	$ 536,923	13%	$473,518

DUNDEE CORPORATION	7

Operating expenses in Dundee Wealth were $539.6 million in 2005, a 13% increase over the $476.5 million incurred in 2004 and selling, general and administrative costs (“SG&A costs”) in Dundee Wealth increased by 23% to $250.4 million.  Of this increase, $16 million is directly related to increased net asset gathering activities and higher revenues in Dundee Wealth’s investment management division.

In order to provide quality tools to its financial advisors and to clients, Dundee Wealth has always prioritized its strategy of having both securities and financial planning operations on one common back-office system with a front-end system that provides competitive reporting and administrative capability.  Growth through acquisitions resulted in the financial advisory business operating on multiple technology platforms.  In 2005, after a review of available system operating platforms, a determination was made to move and complete the consolidation of existing operations onto a new reporting system.

Following such determination, the integration plan relating to the business and systems previously operated by Cartier Partners Financial Group Inc. (“Cartier”) which had been acquired in December 2003, were incorporated into an extended integration and conversion plan that would result in the consolidation of both acquired and core business operations to one system platform.  Integration and system conversion costs were $23.4 million in 2005, including $5 million in exit costs relating to previous system providers.  This represents an increase of $7.9 million over integration costs incurred in 2004.  The remaining $18.4 million of costs incurred in 2005 included $4.0 million in direct costs associated with the conversion and $3.0 million of additional costs for personnel hired in Toronto in advance of the closing of Cartier’s previous main office in London, Ontario.

Dundee Wealth’s investment management segment implemented the requirements of National Instrument 81-106 (“NI 81-106”).  Amongst other requirements, NI 81-106 imposed a one-time printing and mailing requirement of performance and related data to all unitholders of mutual funds, increasing amounts charged directly to these funds.  In addition, Dundee Wealth’s subsidiary launched new funds which were not able to adequately absorb operating expenses because of their initial size.  These two factors caused Dundee Wealth to experience an increase of $3 million in non-recovered costs during 2005.

Dundee Wealth Bank

In November 2004, Dundee Wealth Bank, a wholly owned subsidiary, was granted a charter from the Minister of Finance as a Schedule I Bank.  On July 8, 2005, Dundee Wealth Bank received its Order to Commence and Carry on Business from the Office of the Superintendent of Financial Institutions (“OSFI”).  Dundee Wealth Bank began operations, initially on a controlled launch basis, immediately following receipt of the Order.

Dundee Wealth Bank will shortly offer a full range of personal banking services, including deposit and lending products, accessible through internet and telephone banking.  Savings accounts and a variety of GIC's are currently available to the public, as are residential mortgages.  The Dundee Wealth Bank has initiated its plan to provide lines of credit and other personal loans, as well as chequing accounts and credit and debit cards.  Domestic banking activities will permit Dundee Wealth’s network of independent financial advisors to offer their clients the benefits of a full suite of banking products and services and our vision is for Dundee Wealth Bank to become the bank of choice for independent financial advisors.

As at December 31, 2005, client deposits at Dundee Wealth Bank had accumulated to $39.8 million.  In addition, Dundee Wealth Bank had issued first mortgages of $3.3 million and had firm commitments to issue $5.7 million.

Subsequent to year end, we agreed to sell our 100% interest in Dundee Wealth BHC to Dundee Wealth for cash consideration of $25 million.  Dundee Wealth BHC holds our investment in Dundee Wealth Bank and our investment in The Dundee Bank, which includes Dundee Leeds and which operates our international banking and fee administration activities as further described below.  The transaction is subject to regulatory approval.

International Banking and Fee Administration Activities

Revenues from international banking and fee administration activities were $2.9 million in 2005 compared with $2.7 million in 2004.  At December 31, 2005, AUA administered by our international group was US$21.7 billion, a significant increase from US$18.6 billion at the end of the previous year.  However, increased revenues from operations were adversely affected by the strong Canadian dollar exchange rate.  In 2005, international banking and administration activities reported negative operating EBITDA of $2.1 million compared with $1.7 million in 2004.

DUNDEE CORPORATION	8

REAL ESTATE

The real estate segment reported operating earnings before taxes and non-controlling interest of $60.7 million in 2005 compared with $49.7 million in 2004.  As further discussed below, a significant part of the growth in operations occurred in the fourth quarter of this year, following completion of certain land developments.

Land and Housing Business

Our land and housing activities are carried out through our 86% owned subsidiary, Dundee Realty.  The core business of Dundee Realty’s land division is the development of master planned residential communities which usually includes some commercial development.  These operations consist of acquiring, owning and developing land for sale.  The serviced lots are sold either to third parties who handle the construction or, in some instances, Dundee Realty may conduct the construction of the housing, condominium or other such project itself.  Land is initially purchased and considered “held for development” and its carrying value will include pre-development costs, certain interest costs and property taxes.  Land is transferred to “land under development” when a construction project commences.  All development costs are capitalized to the cost of land under development.  Housing and condominium assets are either under construction, or completed and held for sale.

Dundee Realty also earns income from revenue properties owned, and from management and other fees in respect of its 50% interest in the management company that services Dundee REIT and other third parties.

Margins from Land and Housing Operations

(in thousands of dollars)
		2005			2004
	Revenue	Costs	Margin	Revenue	Costs	Margin
Revenue properties	$20,482	$15,663	$4,819	$ 12,820	$10,396	$2,424
Land	131,115	80,497	50,618	66,318	35,830	30,488
Housing and condos	91,008	83,280	7,728	82,736	69,610	13,126
Management fees	5,849	4,178	1,671	5,770	3,923	1,847
Other	1,460	-	1,460	2,310	-	2,310
	$249,914	$183,618	$66,296	$ 169,954	$119,759	$50,195

When we first reorganized our interest in the land and housing business of Dundee Realty in June 2003, we reduced the carrying value of land inventory held at that time by negative goodwill in respect of our historic purchase price discrepancies.  Margins in the current and previous years benefited, as the recovery of negative goodwill associated with assets sold has been included in earnings.

Revenue Properties

Since the third quarter of 2004, Dundee Realty has acquired several revenue properties.  Dundee Realty acquired a 50% interest in The Distillery Historic District in the third quarter of 2004 and consolidated the remaining 50% interest in the fourth quarter of 2005 as a result of becoming the primary beneficiary, in accordance with accounting guidelines in respect of VIEs.  In the second quarter of 2005, Dundee Realty acquired four apartment buildings in Toronto, Ontario.  Dundee Realty also holds investments in Arapahoe Basin, a ski resort in Colorado and a 33% interest in the Bear Valley ski resort in California.  Together, these properties generated revenues of $20.5 million in 2005, an increase of $7.7 million or 60% over revenues earned in 2004.  Margins earned from revenue properties were $4.8 million in 2005 (2004 - $2.4 million).

Land

During the first three quarters of the current year, the development and subsequent sale of land under development was hindered by poor weather conditions in Saskatoon, which delayed the development of a sub-division, and with delays in obtaining required permits which pushed development activities in Calgary to August of 2005.  As had been anticipated, land revenue increased significantly in the fourth quarter of this year to $83.4 million, as the real estate division moved towards completion of these projects.

DUNDEE CORPORATION	9

Land operations in 2005 include two important events, the sale of 48 acres of land in Edmonton and the acquisition, approval and sale of 66 acres of residential land in Calgary.  During 2005, Dundee Realty completed the sale of approximately 1,150 single family lots (2004 – 837) and land parcels in our focus markets in Western Canada, including Edmonton, Calgary, Regina and Saskatoon.  Operating margins in 2005 increased to $50.6 million or 39% on revenues of $131.1 million.  Operating margins in 2004 were $30.5 million or 46% on revenues of $66.3 million.

Housing and Condominiums

Revenue from sales of housing and condominium units increased to $91.0 million in 2005 from $82.7 million in 2004.  This increase is driven by strong sales of condominiums in Colorado, including the sale of all remaining units and completion  of our One Arrowhead Place project.  We are also developing 12 town homes and 2 single-family homes in our River Meadows project in Colorado.  Two of these units were sold in the fourth quarter of 2005, and we expect to see completion and sale of another six units in the first quarter of 2006.

In the first quarter of 2005, Dundee Realty completed the sale of the majority of its share of condominium units in the Opus Tower of the Pantages condominium project in downtown Toronto.  These sales generated $20 million of revenues, net of associated cost of sales of approximately $18 million.  Revenue of $48 million and operating margins of $9.7 million from the registrations of the first tower of the Pantages condominium project had been recognized in 2004.  Our Princeton development in Calgary is progressing well with all of the 77 units sold and closings expected in the latter part of 2006.  Our condominium project in The Distillery Historic District has just commenced construction and has sold 320 units out of 378.

Dundee REIT

Dundee REIT reported income before discontinued operations of $6.8 million in 2005 (2004 - $15.0 million) and losses from discontinued operations of $2.5 million (2004 - $10.7 million).  We recognized equity earnings of $9.9 million from Dundee REIT (2004 - $10.9 million), including $4.3 million from continuing operations (2004 - $11.0 million), offset by an equity loss of $1.1 million (2004 - $4.8 million) from our share of discontinued operations.  Our equity earnings from Dundee REIT include $6.8 million of dilution gains.  These gains were recognized following various issuances by Dundee REIT in 2005, including a conversion of $2.0 million principal amount of convertible debentures, an equity allocation of $1.2 million in respect of a $100 million debenture issuance completed in April 2005 and a $74.8 million public offering of Dundee REIT units in December 2005.  Dilution gains in 2004 were $4.7 million, reflecting a $110 million public offering of Dundee REIT units completed in February 2004.

Dundee REIT provides high quality, affordable business premises with a focus on mid-sized urban and suburban office, industrial and flex space.  The majority of its assets are held in Montreal, Ottawa, Toronto, Calgary and Edmonton.  During 2005, Dundee REIT completed approximately $350.6 million of acquisitions, comprising 3.0 million square feet.  The majority of assets acquired were in their key markets, but they also acquired properties in new markets, including St. John’s, Newfoundland and London, Ontario.  Funds from operations, a key metric for Dundee REIT, increased to $66.3 million or $2.61 per unit in 2005, from $59.1 million or $2.50 per unit in 2004.

During 2005, we received distributions of $19.0 million (2004 - $17.3 million) from our investment in Dundee REIT.  We continue to elect to receive monthly distributions from Dundee REIT in additional units and during the year ended December 31, 2005, we received approximately 730,684 additional units in Dundee REIT in respect of these reinvestments (2004 – 712,653).  At December 31, 2005, the Company held 8.3 million units of Dundee Properties Limited Partnership, each unit of which can be converted into a unit of Dundee REIT.  We also held 0.3 million units of Dundee REIT.  Collectively, this represents an interest of approximately 31%.  Approximately 3.3 million units have been pledged under the terms of our exchangeable debentures (see “Exchangeable Debentures”).  Assuming the conversion of our partnership units to Dundee REIT units, the market value of our total investment position at December 31, 2005 was $222.4 million, or $122.4 million, net of the par value of our exchangeable debentures (see “Financial Position”).

DUNDEE CORPORATION	10

RESOURCES

Earnings before taxes and non-controlling interest in the resources segment decreased from $28.3 million in 2004 to $9.7 million in 2005.  During 2004 and 2005, we generated investment income from the disposition of some of our non-core resource holdings, which in 2004 included part of our remaining interest in IAMGold Corporation at a substantial profit.  As well, no earnings were realized by Eurogas in 2005 as it is no longer producing but is focusing on the development of high-impact energy projects internationally which are not yet operational.

Eurogas Corporation

The properties in which Eurogas has a material interest are located in Spain and Tunisia.

During 2005, we increased our ownership interest in Eurogas to 52% through the acquisition of 14.7 million shares at an aggregate cost of $21.0 million, including shares acquired pursuant to a rights offering completed by Eurogas in October.  For accounting purposes, the increase has been accounted for as a step acquisition.  Accordingly, the aggregate purchase price was allocated to the fair value of assets acquired on the date of acquisition.  The difference between the aggregate consideration paid and the estimated fair value of net assets acquired was $3.7 million which has been applied to the value of Spanish oil and gas properties and included as “Capital and other assets” on the consolidated balance sheet.  This amount will be deferred until production, if any, commences, at which time this amount will be depleted on a unit-of-production basis.

The Amposta Underground Natural Gas Storage Project (“Amposta” Project) in Spain

The Amposta Project entails the conversion of the abandoned Amposta oil field to natural gas storage operations, using proven technology employed in Europe, Russia and the US.  The Amposta field, which is located 21 kilometres off the eastern Mediterranean coast of Spain, was discovered in 1970 and began producing oil in 1973.  The field was abandoned in 1989 because of low oil prices.  Eurogas believes that existing petroleum may be recovered from the reservoir attics.  The proposed gas storage facility will include an offshore platform and an onshore terminal, a sub-sea pipeline connecting the platform to the terminal and a pipeline connecting the terminal to the Spanish national gas distribution network.  Eurogas has completed the technical work to determine that the Amposta reservoir is well-suited for natural gas storage.  The structure is a large, tilted fault block of porous Cretaceous-aged limestone lying at a depth of 1,700 metres below sea level.  A detailed facilities design study was completed in 2004, which investigated a series of design alternatives to identify the most cost-effective of the technically-sound options for natural gas storage development.  Although the development plan could entail a two stage approach, it is most likely that a single stage development will be required by the Spanish authorities because of the urgent need for gas storage.  Building the complete facility in a single storage could cost 500 million Euros.  Eurogas anticipates that the project will be debt financed as to approximately 80% to 85% of the total cost of the project.  Eurogas owns a 72% working interest in the project and is the managing partner.  Eurogas must obtain additional licenses, permits and authorizations, including required regulatory approvals for the proposed onshore facilities and the undersea pipeline connecting the offshore facilities to the onshore facilities.  In 2004, Eurogas completed the pre-development stage of the Amposta Project.  During 2005, Eurogas processed a new 3-D seismic survey and began the design and procurement of the oil production system.  Authorization for the production of oil is also required from the applicable regulatory authorities.  The Amposta underground natural gas storage facility will be engaging in a utility activity that is regulated in Spain.  Well-developed regulations define the remuneration regime for this activity and payments are guaranteed by the national government, however, details and unique features of the Amposta Project and the financial regime must be agreed upon with the regulators.

Sfax Permit in Tunisia

Eurogas and its partner have an exploration permit (the Sfax permit) covering 1.0 million acres in the Gulf of Gabes, offshore Tunisia.  Eurogas’ interest is 45%.  The permit covers three known oil pools discovered during the 1970’s and 1990’s, which wells were abandoned due to the then poor oil economics.  In 2004, Eurogas and its partner undertook a new 3-D seismic program, identifying 10 new potential hydrocarbon leads.  Drilling is planned to commence in 2006.  A production sharing agreement has been negotiated for the Sfax permit whereby the partnership shares its cash flow from oil production with the Tunisian state oil company in varying percentages from 45% to 75%.

Eurogas previously held a 20% interest in the 1.2 million acre El Hamra permit in southern Tunisia, which was relinquished in 2005.

DUNDEE CORPORATION	11

Resource Based Equity Accounted Investees

In 2005, equity earnings from resource investments were $7.0 million compared with $2.1 million in 2004.

Dundee Precious

Dundee Precious is a Canadian based, international mining company engaged in the acquisition, exploration, development and mining of precious metals.  It currently owns the Chelopech Mine, a producing gold/copper mine, and the Krumovgrad Gold Project, a development project, both located in Bulgaria, and is engaged in mineral exploration activities in that region.  In addition, Dundee Precious has entered into an agreement to purchase a 100% interest in Back River gold exploration project in Nunavut, Canada.  The company also holds a significant and strategic portfolio of investments in the precious metals and mineral related sector.  Dundee Precious earned approximately $20.0 million in 2005 compared with $7.9 million in 2004.  As at December 31, 2005, Dundee Precious had working capital of $90.7 million and an investment portfolio with a market value of $184.7 million.  The Chelopech gold/copper mine in Bulgaria earned $17.7 million of revenues in 2005 on sales of 72,000 tonnes of gold/copper concentrate as a result of the high commodity prices and the improved throughput at the mine.  Investment activities generated earnings of $23.9 million and $46.2 million of cash flow in 2005.  On March 27, 2006, Dundee Precious announced that the Supreme Expert Environmental Council of Bulgaria had met and voted in favour of a resolution to approve the environmental impact assessment for Dundee Precious’ Chelopech expansion project.

Our share of these earnings during 2005 was $4.4 million, including a dilution gain of $0.7 million.  At December 31, 2005, we held approximately 11.4 million shares of Dundee Precious with a market value of $114.2 million, representing a 21% interest.

Breakwater Resources

Breakwater is a base metals company that produces zinc, lead, copper and gold concentrates.  During 2005, its concentrate production was derived from two mines located in Canada, one in British Columbia and the other in Quebec, and mines located in Chile, Honduras and Tunisia.  Its mine in Quebec was closed in February 2005 and its mine in Tunisia was closed in September 2005, both due to depletion of mineral reserves.  Breakwater also owns base metal and gold exploration properties in those locations.  Breakwater realized net earnings of $14.7 million or $0.04 per share in 2005 compared with $2.6 million or $0.01 per share in 2004, a $12.1 million increase.  These results were generated from a realized zinc price of US$1,297 per tonne in 2005 compared with US$1,035 per tonne in 2004.  Zinc prices continued to increase subsequent to the year end, with a price of  approximately US$2,675 per tonne as at March 30, 2006.  Our share of 2005 earnings was $2.6 million, including a dilution gain of $0.3 million.

In October 2005, we increased our ownership interest in Breakwater to 18% through the purchase of 18 million common shares in a private transaction at a cost of $0.38 per share or $6.8 million in aggregate.  At December 31, 2005, we held approximately 70.1 million shares of Breakwater with a market value of $47.7 million.  In addition, we hold warrants to acquire a further 31.8 million shares.  The intrinsic value of these warrants on December 31, 2005 was approximately $15.3 million.  This value is not recorded in our financial statements.

Corona Gold Corporation (“Corona”)

At December 31, 2005, we held 5.0 million shares of Corona with a market value of $2.1 million, representing a 27% interest.  Our interest in Corona was increased during the year through the acquisition of 1.1 million common shares at an aggregate cost of $0.3 million, pursuant to a rights offering.  In addition, we received 0.1 million common shares of Corona valued at $27,000 as consideration for providing a stand-by purchase commitment pursuant to the rights offering.  In 2005, equity losses from our investment in Corona were $0.1 million.

DUNDEE CORPORATION	12

Valdez Gold Corporation (“Valdez”)

At December 31, 2005, we held 20.0 million shares of Valdez with a market value of $4.2 million, representing a 34% interest.  In 2005, equity losses from our investment in Valdez were $0.2 million.

In the first quarter of 2006, Valdez announced a rights offering to issue up to a maximum of 14.6 million common shares for gross proceeds of $2.6 million.  We provided a stand-by commitment to Valdez pursuant to which we acquired 75% of common shares not issued under the rights offering and in consideration therefore, we received 0.3 million common shares of Valdez valued at $59,000.

We also provided Valdez with a short-term $3.75 million non-revolving operating demand loan as a bridge loan to the closing of the rights offering.  Amounts drawn on the facility bear interest at prime + 2%.  In addition, Valdez will pay a stand-by fee on undrawn balances under the credit facility at a rate of 1% per annum.

Great Plains Exploration Inc. (“Great Plains”)

In the third quarter of 2005, Great Plains announced that it had completed the acquisition of Rock Creek Resources Ltd.  The purchase consideration for the acquisition was satisfied by the issuance of cash and shares of Great Plains.  The transaction was completed on July 27, 2005 and resulted in a decrease in the Company’s ownership to 12%.  Therefore, in the third quarter, we stopped accounting for our investment in Great Plains on an equity basis and began to account for this investment on a cost basis.  Equity earnings prior to dilution were $0.2 million.  At December 31, 2005, we held 4.1 million shares of Great Plains with a market value of $11.4 million.

Other Activities in Dundee Resources Limited

In mid-2005, Dundee Resources signed a letter of intent with American International Trading Corporation Inc. (“AITCO”) to acquire a 50% equity interest in a wholly owned subsidiary of AITCO (“AITCO Barbados”) for US$5 million.  Dundee Resources has also agreed to provide AITCO Barbados with a US$6 million line of credit.  The proceeds of this financing are being used by AITCO to evaluate and develop certain prospective tin mining projects in Bolivia (the “Projects”).  At December 31, 2005, Dundee Resources had advanced US$1.6 million to AITCO to provide interim financing for the Projects.  Closing of this transaction is expected to be completed in the second quarter of 2006.

Dundee Resources is evaluating other opportunities that will be conducted through AITCO Barbados.  It is anticipated that AITCO Barbados will spend the full US$11 million in equity and debt financing provided by Dundee Resources on the completion of pre-feasibility stage studies over the next 12 to 18 months.

OTHER INVESTMENTS AND CORPORATE COSTS

Income from Corporate Investments

Dundee Corporation owns several other public and private investment holdings.  Revenues from these investments include net realized gains on sales of investments, dividend and interest income.  Certain of these investments are accounted for using the equity method, which will result in the recognition of our proportionate interest in the operating results of the underlying investee.  Unrealized gains and losses on investments are not recognized in earnings2 until realized, although provisions for impairment in value are made when deemed appropriate.

(in thousands of dollars)
For the years ended December 31,	2005	2004
Investment income	$21,423	$17,856
Equity earnings	642	862
Investment provision	(1,868)	(7,537)
	$20,197	$11,181

2 See “Future Accounting Changes”.

DUNDEE CORPORATION	13

Selling, General and Administrative

Generally, head office costs, including costs associated with corporate governance and related public company costs, are accumulated and reported as head office costs and not allocated to other operating segments.  In 2005, these costs decreased by $5.3 million from $17.4 million in 2004 to $12.1 million in 2005.  During 2004, we had purchased a series of options from employees for cancellation and we reported $4.9 million of expense associated with such cancellations.  This year-over-year decrease was offset by $1.7 million in termination payments3.

Corporate Interest Expense

Corporate interest expense was $14.9 million in 2005 compared with $11.7 million in 2004.  The increase is primarily attributed to interest of $3.1 million in respect of the issuance of the $100 million, 5.85% exchangeable unsecured subordinated debentures in June 2005.

EARNINGS PER SHARE

(In thousands of dollars, except earnings per share and number of shares)
For the years ended December 31,	2005	2004
Net earnings available to holders of Class A subordinate shares and
holders of Class B common shares	$ 76,351	$65,833
Weighted average number of shares outstanding	25,115,707	25,231,672
Basic earnings per share	$ 3.04	$2.61
Effect of dilutive securities to available net earnings	$ (1,668)	$(1,524)
Effect of dilutive securities to weighted average number of shares outstanding	743,485	634,739
Diluted earnings per share	$ 2.89	$2.49

SUMMARY OF QUARTERLY RESULTS

(in thousands of dollars, except per share amounts)
		2005				2004
For the three months ended	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
Revenues	$345,282	$205,693	$178,125	$204,561	$188,280	$222,780	$199,267	$211,960
Dilution gain (loss)	2,946	638	97	12,992	2,377	78	(837)	(979)
Net earnings	43,518	6,414	4,193	22,226	10,372	14,376	11,033	30,052
Earnings per share
Basic	$1.74	$0.26	$0.17	$0.88	$0.41	$0.57	$0.44	$1.19
Diluted	$1.66	$0.24	$0.16	$0.85	$0.39	$0.55	$0.39	$1.15

Consistent with activity in the wealth management industry, the wealth management segment expects higher retail commissions and trailer service revenue in the first quarter of each year as this is the high-volume RRSP season.  Performance fees are only earned when they can be determined with certainty and may cause further variances in quarterly earnings.  In the fourth quarter of 2005, we reported $32.2 million of performance fee revenue compared with $7.8 million earned in the fourth quarter of 2004.  In the second quarter of 2004, revenues included a $26.8 million gain from the Dundee Precious transaction.

Real estate operations are project driven.  Real estate revenue and associated real estate operating costs are only included in operations in periods where a development project is completed and sold.  Otherwise, these costs are deferred in real estate inventory.  In the third quarter of 2004, Dundee Realty completed the registration of the first tower of the Pantages condominium project in downtown Toronto.  In that quarter, we included revenues of $48.3 million and operating margins of $9.7 million from this project.  The second phase of the Pantages project, the Opus Tower, closed in the first quarter of 2005, generating revenues of $20 million, net of associated cost of sales of approximately $18 million in that period.  Weather conditions may also affect the

3 See “Results of Operations – Wealth Management”.

DUNDEE CORPORATION	14

operating results of our real estate division.  Arapahoe Basin and our 33% interest in Bear Valley, both ski resorts, do not operate in the summer months, reducing revenue from these properties in that quarter.  Development of land and single family housing projects in Western Canada is generally most extensive in the second and third quarters of each year, with sales completed in the fourth quarter following completion.  Revenue from land sales was $83.4 million in the fourth quarter of 2005, representing over 63% of land sales throughout 2005, including one large parcel of land in Calgary which generated proceeds of $18.5 million.

Investment income, which is included with other revenues in the previous quarterly review table, includes income earned from dispositions of our investment holdings.  Investment gains or losses are only recorded when we dispose of an investment and we would therefore expect and experience significant quarterly fluctuations in these amounts, depending on when we actually effect a disposition.

In the first quarter of 2005, Dundee Wealth completed a public offering, and also issued shares under its share incentive plan throughout 2005 which together resulted in diluting our ownership interest in Dundee Wealth.  Accordingly, we recognized a dilution gain of approximately $16.4 million.  We also recognized dilution gains of $0.3 million from our interest in Eurogas.  Dilutions resulting from the issuance of shares by our equity accounted investees are included in our net earnings as part of our share of earnings from equity accounted investees.

REVIEW OF THE FOURTH QUARTER OF 2005

(in thousands of dollars)
	Fourth Quarter	Fourth Quarter
	2005	2004	% Change
REVENUE
Management and administration fees	$110,037	$68,820	60%
Redemption fees	3,105	2,783	12%
Financial services	76,476	77,533	(1%)
Real estate revenues	140,980	32,781	330%
Oil and gas sales, net of royalties	-	203	NA
	330,598	182,120	82%
Investment income	14,684	6,160	138%
	345,282	188,280	83%
EXPENSES
Selling, general and administrative	85,743	64,765	32%
Variable compensation	50,199	51,552	(3%)
Trailer service fees	20,900	15,218	37%
Operating costs, real estate	107,776	17,847	504%
Operating costs, oil and gas properties	-	43	NA
	264,618	149,425	77%
OPERATING EARNINGS BEFORE INTEREST,
TAXES AND OTHER NON-CASH ITEMS	80,664	38,855	108%
Amortization of deferred sales commissions	11,725	9,479	24%
Depreciation, depletion and amortization	5,140	2,856	80%
Interest expense	7,082	4,075	74%
OPERATING EARNINGS	56,717	22,445	153%
Share of earnings of equity accounted investees	8,336	1,571	431%
Dilution gains	2,946	2,377	24%
Investment provision	(2,094)	(4,198)	(50%)
Income taxes
Current	(9,686)	(3,845)	152%
Future	(1,808)	(4,984)	(64%)
	(11,494)	(8,829)	30%
Non-controlling interest	(10,893)	(2,994)	264%
NET EARNINGS FOR THE PERIOD	$43,518	$10,372	320%

DUNDEE CORPORATION	15

Enhanced by the completion and closing of land and housing developments in our real estate division and by strong performance fees earned in our wealth management division, earnings in the fourth quarter of 2005 were $43.5 million or $1.74 per share compared with $10.4 million or $0.41 per share in the fourth quarter of 2004.

➢

Management and administration fee revenue, before performance fee revenue increased by $16.8 million in the fourth quarter of 2005 compared to the same period of 2004.  Average AUM in Dundee Wealth grew from $13.2 billion in the fourth quarter of 2004 to $17.3 billion in the fourth quarter of 2005, accounting for most of this growth.  Correspondingly, trailer service fee expense increased by $5.7 million.

➢

Performance fee revenue earned from AUM in the fourth quarter of 2005 was $32.2 million compared with $7.8 million earned in the fourth quarter of 2004.  Correspondingly, SG&A costs have increased by $7.5 million on a quarter-over-quarter basis representing costs associated with performance fee revenue.

➢

Real estate operating margins were $33.2 million or 24% of revenues of $141.0 million in the fourth quarter of 2005 compared with $14.9 million or 46% of revenues of $32.8 million in the fourth quarter of 2004.  Following weather-related and regulatory permit delays experienced earlier in the year, the real estate division completed the sale of two significant land parcels in Western Canada during the fourth quarter of 2005, as well as the completion of the One Arrowhead condominium project in Colorado.

➢

Following the acquisition of KL Nova, the Company incurred termination costs of a senior executive in the amount of $6.3 million.

FINANCIAL CONDITION

(in thousands of dollars)
As at December 31,	2005	2004	% Change
Brokerage related assets (excluding cash), net of brokerage related liabilities	$(2,495)	$ 18,339	(114%)
Banking related assets (excluding cash), net of banking related liabilities	(60,204)	-	n/a
Corporate investments	387,374	344,297	13%
Deferred sales commissions	141,266	109,912	29%
Real estate assets	229,055	125,666	82%
Oil and gas properties	55,089	33,009	67%
Capital assets	52,043	39,198	33%
Goodwill and other intangible assets	451,283	452,734	(0%)
Corporate debt	(473,100)	(255,639)	85%
Income tax related liabilities	(116,552)	(93,875)	24%
Non-controlling interest	(386,012)	(293,798)	31%
Monetary items including accounts receivable, net of accounts payable	449,292	178,167	152%
	$727,039	$ 658,010	10%

Shareholders’ equity increased from $658.0 million at the end of 2004 to $727.0 million at December 31, 2005.  Monetary items include increases in cash and cash equivalents of $238 million which is discussed under “Liquidity and Capital Resources”.  The following is a discussion of other significant changes in balance sheet items from December 31, 2004 to December 31, 2005.

Brokerage Related Balances

Client Accounts Receivable and Client Deposits and Related Liabilities – Client account balances in Dundee Wealth’s brokerage subsidiary represent funds owing from or belonging to clients, and amounts that are pending settlement.  While these amounts may vary significantly on a day-to-day basis, they do not necessarily reflect any change to our financial position.  As at December 31, 2005, client accounts receivable were $361.9 million (2004 – $293.4 million) and client deposits and related liabilities as at December 31, 2005, were $349.9 million (2004 – $284.4 million).  In addition, in accordance with Canadian

DUNDEE CORPORATION	16

GAAP, these client balances are reported without netting of pending trades with a single counterparty if the settlement of such trades is not simultaneous.

Bank Indebtedness (Call Loan Facility) – Dundee Wealth’s brokerage subsidiary has a call loan facility of $100 million with a Canadian chartered bank, secured by either unpaid client securities and/or securities borrowed or owned by the subsidiary.  The call loan facility is used primarily to facilitate the securities settlement process for both client and firm inventory positions and/or to finance margin account activity.  Similar to client account balances, amounts borrowed pursuant to this call loan facility may vary significantly on a day-to-day basis depending on securities trading activity, without necessarily representing a change to the Company’s financial position.  Amounts borrowed pursuant to this call loan facility which, at December 31, 2005, totaled $33.2 million (2004 – $0.4 million), were included in bank indebtedness.

Banking Related Assets

Dundee Wealth Bank began accepting deposits, initially on a controlled launch basis, in the third quarter of 2005.  At December 31, 2005, client deposits had accumulated to $39.9 million, including $16.7 million in savings accounts, $8.3 million in short-term redeemable GIC’s and $14.9 million in longer-term non-redeemable GIC’s.  In addition, Dundee Wealth Bank initiated its mortgage lending business and, at the end of December 2005, had issued first mortgages of $3.3 million and had committed to issue a further $5.7 million in the first quarter of 2006.  At the end of 2005, The Dundee Bank, our Cayman subsidiary, held client deposits of $23.6 million.

Corporate Investments

Other than our consolidated investments, all other investments are recorded as corporate investments on our consolidated balance sheets.  As at December 31, 2005, the market value of these corporate investments, excluding the value of our consolidated investments, was $567 million (2004 – $480 million).  Market value is determined using quoted market values for listed securities and carrying values for non-quoted securities and debt instruments.

(in thousands of dollars)
As at December 31,		2005		2004
	Book	Market	Book	Market
	Value	Value	Value	Value
Equity accounted investments	$252,687	$394,261	$ 236,848	$336,109
Marketable securities	75,945	83,857	18,781	21,355
Other portfolio investments	58,742	88,485	88,668	122,339
	$387,374	$566,603	$ 344,297	$479,803

Proceeds from sales of investments in 2005 were $71.2 million, realizing gains of $21.0 million (2004 - $37.3 million).  Included in these transactions were proceeds of $24.2 million generated on the sale of our residual interest in Laurentian Bank, $17.0 million on the sale of marketable securities and $30.0 million on the sale of other public and private corporate investments.

During 2005, we invested cash of $86.5 million into new investments or increasing existing positions, including $72.4 million invested in marketable securities.  In addition, we reinvested $18.9 million of distributions received from our investment in Dundee REIT.

The market value of our holdings may fluctuate significantly and may be subject to influences that are not directly under our control, including transactions initiated by some of our public investment holdings and general global capital market conditions.  Our portfolio activity will vary from period to period, depending on when we decide to sell a particular holding, resulting in investment gains and losses that may fluctuate significantly.

DUNDEE CORPORATION	17

Deferred Sales Commissions

The average commission rate paid on mutual fund asset gathering activities conducted on a deferred sales charge basis during 2005 was 4.2% (2004 – 4.2%).  Commissions aggregating $75.2 million (2004 - $60.5 million) are deferred for accounting purposes and amortized over a five-year period.  Amortization of deferred sales commissions was $43.9 million in 2005 compared with $35.9 million in 2004.  The contingent redemption fee receivable by Dundee Wealth if all assets sold on a deferred sales charge basis were redeemed at December 31, 2005 would be $265.3 million.

Real Estate Assets

(in thousands of dollars)

	2005	% Change	2004
Land	$88,130	66%	$53,117
Housing and condominiums	52,749	-4%	54,843
Revenue properties	88,176	398%	17,706
	$229,055	82%	$125,666

Land Under Development and Land Held for Development

Land inventory increased from $53.1 million at December 31, 2004 to $88.1 million at the end of 2005.

Balance of land inventory, beginning of year	$53,117
New acquisitions completed during the year	34,193
Costs of development	75,316
Transfer to cost of goods sold	(74,496)
$88,130

Over the past several years, Dundee Realty has acquired properties to provide it with solid land positions for future development.  In 2003, it acquired over 500 acres of land in Edmonton which proved to be an area of high demand.  In 2005, Dundee Realty acquired 200 acres of land in High River, just south of Calgary, which is scheduled to begin development over the next 12 months and about 200 acres of land in southeast Calgary, which is being held for development in the future.

Following city approval for one of our land development sites in Calgary, we spent approximately $15.7 million in development costs.  Development activity was also strong in both Edmonton ($28.7 million) and in Regina and Saskatoon ($25.2 million).  In Saskatoon, we continue to see strong demand and, accordingly, we have initiated three new subdivisions in the last 18 months.

Other acquisitions in 2005 include a $2.9 million allocation to land related to our Bear Valley ski resort acquisition.  In the extended term, we are forecasting the development of approximately 600 condominium units on this property.

We have now obtained all necessary approvals to move ahead with the development of a parcel of land in Vaughan, Ontario that was acquired earlier in 2005 for $7.0 million.  We will be participating in building housing on some of this inventory and therefore, we do not expect to recognize profit, if any, on this property until 2007.

Inventory of Housing and Condominiums

Our inventory of housing and condominiums decreased to $52.7 million at the end of 2005 compared with $54.8 million at the end of 2004.

In 2005, we completed the One Arrowhead project in Colorado.  All 26 residential units were sold and closed by the end of 2005, generating revenues of $36.9 million.  The River Meadows project in Keystone, Colorado includes 12 town homes and 2 single-family homes.  Development costs relating to the Princeton condominium project in Calgary and River Meadows projects in Colorado were $11.5 million and $5.9 million respectively.  All units of the project have been pre-sold and construction is estimated to be about 51% complete.  Expected closings on these units is anticipated for the second quarter of 2006.  This project was originally scheduled for development in two phases, but due to increased demand, construction on phase 2 was accelerated to 2005.  In the fourth quarter of 2005, two of the 14 units were closed and we anticipate closing another six units in the first quarter of 2006.

DUNDEE CORPORATION	18

Our housing division is largely dependent on the land division for supply of lots.  The strong market in Regina and the availability of lots for sale has permitted us to maintain healthy margins.  In contrast, delays in each of Saskatoon and Calgary have limited the availability of lots for development, which in turn have reduced our housing and condominium inventory in these regions.

Development costs for the Pure Spirits condominium project in The Distillery Historic District were $6.0 million in 2005.  We have pre-sold over 80% of the units and we forecast the sale of the remaining units over the expected two-year period of construction, scheduled to commence in 2006.

Revenue Properties

As a result of determining that we are the primary beneficiary in The Distillery Historic District, in 2005, we consolidated the non-controlling share of the assets and liabilities of the project which added $17 million to the carrying value of revenue properties.

In 2005, we acquired four apartment buildings in Toronto at a cost of $46.5 million.  We have incurred $2.2 million in various capital projects and anticipate continual improvements over the short term.  The apartments are generating positive returns, with vacancy rates below those that we originally anticipated at acquisition.

We incurred $3.2 million to renovate property in The Distillery Historic District in order to restore the buildings to a leaseable condition.

Warm early season temperatures and below average snowfall delayed the planned November opening of our newly acquired Bear Valley ski resort.  The ski area is significantly undercapitalized and we will be pursuing a capital plan with upgrades over the next five to seven years.

Oil & Gas Assets

During 2005, our oil and gas assets increased from $33.0 million to $55.1 million.  Actual capital spending was $16.5 million, all of which relates to the Amposta underground gas storage facility.  Approximately $10.5 million of this amount was attributed to the Castor #1 well drilled during the first quarter of 2005 and approximately $2 million incurred on its 3-D seismic program.  In addition, Eurogas continued design activities for its oil production system and invested approximately $2.4 million during the year.  Remaining capital can be attributed to other activities including general operating costs of the Spanish office which are capitalized during the pre-production phase of operations.

Goodwill and Other Intangible Assets

Goodwill and other intangible assets are primarily associated with the Company’s wealth management segment, mostly related to acquisitions completed in prior years.  The majority of these acquisitions involved the addition of AUM and AUA, which continue to support the value of goodwill and intangible assets acquired.

(in thousands of dollars)
		Investment	Funds
		Management	under	Bank
	Goodwill	Contracts	Administration	License	Total
Balance, December 31, 2003	$ 329,547	$105,015	$30,573	$-	$465,135
Investment by non-controlling shareholder in subsidiary	(8,507)	-	-	-	(8,507)
Adjustments in business combinations	(1,856)	-	-	-	(1,058)
Amortization	-	-	(2,038)	-	(2,038)
Balance, December 31, 2004	319,184	105,015	28,535	-	453,532
Investment by non-controlling shareholder in subsidiary	(86)	-	-	-	(86)
Adjustments in business combinations	(766)	-	-	-	(766)
Establishment of Dundee Wealth Bank	-	-	-	1,439	1,439
Amortization	-	-	(2,038)	-	(2,038)
Balance, December 31, 2005	$ 318,332	$105,015	$26,497	$1,439	$452,081

DUNDEE CORPORATION	19

Corporate Debt

	$150 million	$100 million	Revolving Term Credit Facilities			Real
	Senior	Exchangeable	$100 million	$22.3 million	Income	Estate
	Debentures	Debentures	Corporate	Subsidiaries	Trusts	Debt	Other	TOTAL
Balance, beginning of year	$149,874	$-	$21,275 $	10,000	$9,278	$62,538	$2,674	$255,639
Exchangeable debentures		95,000						95,000
Preference shares of subsidiary							10,000	10,000
Revolving term credit facilities			62,316	(6,700)				55,616
Income trust arrangements					(965)			(965)
Changes in real estate debt						58,630		58,630
Other	46						(866)	(820)
	$149,920	$95,000	$83,591 $	3,300	$8,313	$121,168	$11,808	$473,100

$150 million 6.70% Unsecured Debentures

Our $150 million, 6.70% unsecured debentures mature on September 24, 2007.  The debentures are unsecured, but place certain restrictions on us and on certain of our subsidiaries to incur additional secured debt.

Issuance of $100 million 5.85% Exchangeable Unsecured Subordinated Debentures

On June 22, 2005, we issued $100 million 5.85% exchangeable unsecured subordinated debentures which mature on June 30, 2015.  Each $1,000 exchangeable debenture can be exchanged, at the option of the holder, for 33.6134 units of Dundee REIT, subject to certain conditions.  This represents an exchange price of $29.75 per Dundee REIT unit.  To satisfy the conditions of the exchange, we have placed into escrow approximately 3.3 million units of Dundee Properties Limited Partnership which are convertible, at our option, into units of Dundee REIT on a one-for-one basis.  Interest on the debentures will be paid semi-annually on June 30 and December 31 of each year, with the first payment due on December 31, 2005.  At December 31, 2005, the brokerage subsidiary of Dundee Wealth held $5 million of exchangeable debentures in their portfolio of brokerage securities owned.  This intercorporate holding has been eliminated in our consolidated financial statements and therefore, our debentures are reported as $95 million rather than the $100 million full issuance.

Issue costs in respect of the financing were $5.1 million.  These issue costs have been deferred for accounting purposes and will be amortized to earnings over the term of the exchangeable debentures.

Under Canadian GAAP, the carrying value of the exchangeable debentures will be increased if the market value of the underlying Dundee REIT units exceed $29.75.  This change in the carrying value of the exchangeable debentures would be recorded as a charge to earnings, net of associated income tax effects even though we would continue to hold the offsetting Dundee REIT investment.  As a result, the Company’s net earnings may vary significantly from period to period.

Increase in Revolving Term Credit Facility

In April 2005, we renewed our revolving term, unsecured credit facility with a Canadian chartered bank, increasing the available credit under the facility from $55 million to $100 million.  Subsequent to year end, the facility’s expiry date was extended to May 31, 2006.  In the fourth quarter of 2005, the maturity of the revolving term credit facility provided to Dundee Wealth’s subsidiary was also extended from December 29, 2005 to May 31, 2006.

Real Estate Debt

Real estate debt as at December 31, 2005 was approximately $121.2 million divided among revenue properties, land servicing loans, vendor take back financing of land purchases and housing construction loans.  Real estate debt increased by approximately $34 million following the acquisition of the four apartment buildings in Toronto, Ontario in the third quarter of this year.  Although our equity interest remains at 50%, real estate debt reported on our consolidated balance sheet increased by $16 million following the determination that The Distillery Historic District is a variable interest entity for which we are the primary beneficiary.  All of the real estate debt is secured by the specific real estate assets to which it relates, and in some cases, is supplemented by a guarantee from Dundee Realty or its subsidiaries.

DUNDEE CORPORATION	20

Approximately $49.3 million of aggregate debt in our real estate division (2004 – $5.2 million) is subject to a fixed, weighted average interest rate of 4.42% as at December 31, 2005 (2004 – 5.74%) and matures between 2006 and 2017.  The remaining $71.9 million in debt (2004 – $57.3 million) was subject to a weighted average variable interest rate of 7.16% as at December 31, 2005 (2004 – 5.64%).

Subsequent to year end, Dundee Realty arranged for a revolving operating facility which is available up to a formula-based maximum of $50 million.  The facility bears interest at prime plus 0.5% or at corporate Bankers’ Acceptance rates.  The facility is secured by a general security agreement and a first charge against two of Dundee Realty’s land parcels held in Calgary and Edmonton.

Issue of Preferred Shares by Dundee Wealth

On November 28, 2005, Dundee Wealth issued preferred shares with a value of $10 million in connection with the acquisition of KL Nova.  These shares have a mandatory redemption feature in the event that the shares are not converted to common shares of Dundee Wealth prior to their maturity date.  Consequently, these preferred shares have been classified as debt on our consolidated balance sheet.  Subsequent to the end of 2005, these preferred shares were converted to common shares of Dundee Wealth and will be reclassified to non-controlling interest in Dundee Wealth.

Income Taxes

The Company’s net future income tax liability as at December 31, 2005 of $89.1 million (2004 – $73.4 million) includes future income tax liabilities aggregating $148.7 million (2004 – $123.7 million), offset by future income tax assets of $59.6 million (2004 – $50.3 million).  Details of the components of the Company’s future income tax assets and future income tax liabilities are included in note 14 to the 2005 Audited Consolidated Financial Statements.

Future income tax liabilities in respect of the wealth management division include $37.4 million (2004 – $37.4 million) relating to investment management contracts acquired in business combinations and $50.6 million associated with deferred sales commissions (2004 – $38.8 million).  Other significant future income tax liabilities of $31.6 million (2004 - $19.4 million) relate to corporate investments held by the real estate, resources and corporate divisions.

Included in future income tax assets at December 31, 2005 is $20.6 million (2004 – $14.3 million) representing the Company’s estimate of the benefit realizable from tax loss carry forwards.  The realized benefit from these tax loss carry forwards at December 31, 2005 is based on aggregate losses of $159 million (2004 – $139 million), net of valuation allowances of $101.7 million (2004 – $99.9 million).

Non-Controlling Interest

Non-controlling interest increased from $293.8 million at the end of 2004 to $386.0 million at December 31, 2005.  Changes in the carrying value of non-controlling interests is detailed in the table that follows:

	Dundee	Dundee
	Wealth	Realty	Eurogas	Total
Balance, beginning of year	$ 269,144	$2,158	$22,496	$293,798
Non-controlling interest in earnings	14,805	5,572	(990)	19,387
Dividends paid to non-controlling shareholders	(2,601)	-	-	(2,601)
Changes in cumulative foreign exchange adjustments	-	8	-	8
Transactions by non-controlling shareholders	56,830	2,318	16,272	75,420
Balance, end of year	$ 338,178	$10,056	$37,778	$386,012

Share Capital

As at December 31, 2005, there were 23,907,971 Class A subordinate voting shares and 1,048,416 Class B common shares outstanding.  During 2005, we purchased and cancelled 311,945 Class A subordinate voting shares under our normal course issuer bid, or otherwise, at an average cost of $26.76 per share.  Additionally, we issued 9,777 Class A subordinate voting shares under our employee share purchase plan and 15,000 Class A subordinate voting shares on the exercising of options, adding $0.5

DUNDEE CORPORATION	21

million to stated capital, in aggregate.  We also issued  a further 16,665 deferred share units to employees and directors, each unit entitling the holder to one Class A subordinate voting share of Dundee Corporation upon retirement.  We recorded compensation expense of $0.5 million in respect of these units.

Subsequent to December 31, 2005, the Company completed the following transactions in respect of its share capital:

Ö

In December 2005, we issued a substantial issuer bid pursuant to which we offered to acquire up to 2.5 million Class A subordinate shares.  Approximately 71,623 Class A subordinate shares were tendered of which 71,110 Class A subordinate shares were cancelled under the offer at $29.50 per share.

Ö

Employees exercised options to acquire 161,646 Class A subordinate.

There were 23,998,514 Class A subordinate shares and 1,048,409 Class B common shares outstanding on March 30, 2006.  In addition, the Company had 1,579,548 options outstanding on March 30, 2006 with a weighted average exercise price of $20.39 of which 1,126,048 options were exercisable as holders had met the vesting criteria.

LIQUIDITY AND CAPITAL RESOURCES

Equity Financings Completed by Subsidiaries

On March 22, 2005, Dundee Wealth issued 4.9 million common shares at $10.10 per share, raising gross proceeds of $50 million pursuant to a public offering of its securities.  In 2005, Dundee Wealth paid issue costs in respect of public offerings of $2.0 million.  In addition, the non-controlling shareholder of DWM, Dundee Wealth’s subsidiary, invested $15.0 million to acquire additional shares of DWM.

In October 2005, Eurogas raised proceeds of approximately $32.2 million upon completion of its rights offering, including our own investment of $19.1 million.  Eurogas intends to use the proceeds raised for construction and installation of production facilities and recompletion costs for the Castor #1 well in the Amposta reservoir, and the oil development program on the Sfax offshore permit in Tunisia.

Other Significant Sources and Uses of Cash and Cash Equivalents

Cash and cash equivalents increased from $175.5 million at the end of 2004 to $413.3 million as at December 31, 2005.  In addition to cash and cash equivalents, corporate investments with a carrying value of $75.9 million (2004 – $18.8 million) and a market value at December 31, 2005 of $83.9 million (2004 - $21.4 million) are redeemable funds managed by Dundee Wealth.

Other significant changes in our cash position and significant uses or sources of cash since December 31, 2004 are detailed below:

Significant Cash Flows from Operating Activities

Ö

Changes in operating cash flows from our brokerage and banking subsidiary may vary significantly on a day-to-day basis, but do not necessarily reflect any change in our financial position, as previously noted.  Changes in client balances represented a cash inflow of $57.2 million in 2005 as compared to $9.2 million in 2004.  Trading in brokerage securities owned and brokerage securities sold short generated a cash outflow of $9.0 million in 2005 as compared to an $11.3 million cash inflow in 2004.  Consistent with changes in client account balances, amounts owing on the call loan facility in Dundee Wealth’s subsidiary increased by $32.8 million in 2005, as compared to a decrease of $20.8 million in 2004.

Ö

Dundee Realty generated operating cash inflows of $41.1 million in 2005 compared with $28.2 million generated in 2004.

DUNDEE CORPORATION	22

Significant Cash Flows from Investing Activities

Ö

During 2005, $75.2 million (2004 – $60.5 million) was utilized to finance deferred sales commissions.  Increases in sales commissions paid reflect higher levels of asset gathering activities in Dundee Wealth.

Ö

Cash proceeds received from sales of investments were $71.2 million compared with $104.0 million in 2004.  During 2005, we invested $86.5 million (2004 - $42.5 million) in new investments or in acquiring increased interests in existing positions.

Ö

We acquired cash of $10 million in the KL Nova transaction.

Ö

Real estate acquisitions and development activities used cash, including amounts borrowed, of $84.4 million in 2005, including $57.3 million in respect of the acquisition and development of revenue properties.  This compares with $39.5 million paid in 2004, including amounts paid to acquire our interest in The Distillery Historic District.

Significant Cash Flows from Financing Activities

Ö

The issuance of exchangeable debentures, before eliminating the $5.0 million of exchangeable debentures owned by the brokerage subsidiary of Dundee Wealth, generated net proceeds of $94.9 million.  We expect to pay interest of approximately $5.9 million on an annual basis during the term of the exchangeable debentures.  We continue to receive distributions on the 3.3 million Dundee REIT units that are held in escrow to satisfy the exchange feature on these debentures.  To date, we have elected to take these distributions in additional units, as opposed to cash.

Ö

During 2004, we paid $8.5 million to acquire our shares for cancellation under the terms of our normal course issuer bid, or otherwise.  In addition, Dundee Wealth paid a further $4.5 million to acquire shares under its own normal course issuer bid.

Ö

During 2005, our subsidiaries paid dividends to non-controlling interests of $2.6 million (2004 - $1.8 million).

Ö

Dundee Corporation made two semi-annual interest payments totaling $10.1 million to its debenture holders in respect of its $150 million, 6.70% senior debentures.  In addition, we paid interest of $3.1 million in respect of our $100 million 5.85% exchangeable debentures.

Our main operating subsidiaries in the wealth management segment function in a regulated environment and are therefore required to maintain levels of capital in liquid assets in accordance with regulatory requirements.  This may impact our ability to transfer cash resources within certain of our consolidated entities.  At December 31, 2005, all regulated entities complied with applicable regulatory capital requirements.

Cash Requirements

On an ongoing basis, the Company will require cash to support regulatory capital in its regulated subsidiaries, to support new business initiatives, to finance the sales commissions associated with new products, to develop our real estate inventory and our oil and gas properties, to meet the obligations under our other contractual commitments, and to finance interest payments on our debentures.  Further, the success of certain business initiatives may necessitate increased capital beyond anticipated levels.

We are responsible for funding ongoing OSFI capital requirements for our Schedule I bank.  These capital requirements are, amongst other things, a function of the deposit levels at the Dundee Wealth Bank.  As we expect our banking business to grow, it is contemplated that there will be a need to contribute additional capital to this subsidiary throughout the year.  We will closely monitor these and other capital requirements against available cash resources.

Our intent is to continue to finance mutual fund sales commissions internally, thereby permitting us to retain all of the management fees associated with the new assets and to benefit from the tax deduction associated with the commission expense.  We continually assess alternative financing opportunities to meet the potential demand for funding of commissions that may result from a significant increase in mutual fund asset gathering activities.

Our real estate operations will require working capital to finance development of planned land and housing and condominium projects.  We are expecting to continue to invest in our real estate division in 2006  and with existing projects under development not being completed until later years we may experience a period of negative cash flow in this business.

DUNDEE CORPORATION	23

CONTINGENCIES, COMMITMENTS AND OFF BALANCE SHEET OBLIGATIONS

Contingencies and Commitments are detailed in note 12 to the 2005 Audited Consolidated Financial Statements.  The following table summarizes payments due for the next five years and thereafter in respect of our contractual obligations and the obligations of our subsidiaries.

(in thousands of dollars)
	Expected Payments Schedule
			2007 to	2009 to
		2006	2008	2010	Thereafter	TOTAL
6.70% Senior Debentures	$	- $	150,000	$-	$-	$150,000
5.85% Exchangeable Debentures		-	-	-	100,000	100,000
Bank debt (note i)		86,891	-	-	-	86,891
Real estate debt		73,352	10,929	3,120	33,767	121,168
Lease commitments and other debt (notes ii, iii and iv)		24,808	30,423	21,813	64,217	141,261
		$185,051 $	191,352	$24,933	$197,984	$599,320

(i)

In April 2005, the Company renegotiated its $100 million revolving term credit facility, extending the maturity date to April 28, 2006, which was further extended in the first quarter of 2006 to May 31, 2006.  In addition, the maturity of the $22.3 million revolving term credit facility available to Dundee Wealth’s subsidiary was also extended to May 31, 2006.

(ii)

Operating lease obligations include minimum lease commitments to landlords, suppliers and service providers.  Several of these leases oblige the Company or its subsidiaries to pay its proportionate share of operating costs or to pay additional amounts if usage or transaction activity exceeds specified levels.

(iii)

Other debt is reported exclusive of obligations under the Income Trust arrangements described in note 9 to the 2005 Audited Consolidated Financial Statements as these obligations are contingent on the underlying net asset value of mutual fund units financed by these arrangements.

(iv)

Other debt does not include Dundee Realty’s obligations under the rent supplement arrangements with Dundee REIT as obligations will vary based on vacated space of certain of Dundee REIT’s revenue properties (see note 12 to the 2005 Audited Consolidated Financial Statements).

Our real estate division has made the following commitments in respect of its land and housing business and its holdings in Dundee REIT:

Ö

Dundee Realty retained the ownership of 50% of the property management company which provides property management services to Dundee REIT.  Under the property management arrangements, Dundee Realty agreed to provide Dundee REIT with a rent supplement that is computed using a formula that is based on vacant space of certain of Dundee REIT’s revenue properties.  The term of the rent supplement commenced on June 30, 2003, and will remain outstanding for a five year period for office and retail space and for a three year period for industrial space.  During 2005, the Company paid $2.3 million (2004 - $3.4 million) in respect of this rent supplement.

Ö

Dundee Realty has agreed to guarantee certain debt associated with some of the properties that were transferred to an indirect subsidiary of Dundee REIT.  At December 31, 2005, the aggregate of such guarantees was $10 million (2004 - $35 million).  Dundee Realty was indemnified by Dundee REIT in respect of these guarantees.

Ö

Subsequent to the end of 2005, Dundee Realty arranged for a new revolving operating facility for up to $50 million, which is secured by a general security agreement and a first charge against two of its land holdings in Calgary and Edmonton.

Ö

On December 31, 2005, Dundee Realty had commitments under land purchase agreements totaling $18.1 million (2004 - $20.8 million) which will become payable in future periods upon the satisfaction of certain conditions.  In addition, $39.8 million of estimated costs to complete land projects and housing and condominium projects have been accrued in accounts payable at year-end.

DUNDEE CORPORATION	24

Ö

Dundee Realty conducts its real estate activities from time to time through joint ventures with third party partners.  The Company is contingently liable for the obligations of the other owners of the unincorporated joint ventures in the amount of $13.1 million as at December 31, 2005 (2004 - $27.8 million).  In the event of a default by a joint venture partner, the Company would have available to it the other venturers’ share of assets to satisfy the obligations, if any, that may arise.

In addition, on June 30, 2003, we entered into a shareholders’ agreement with the management shareholders of Dundee Realty and agreed to repurchase their shares in certain circumstances.  If the repurchase occurs prior to June 30, 2005, the aggregate purchase price is deemed to be $3.6 million, otherwise the purchase price is fair market value at the time of the purchase.  Options to purchase an additional 1% interest in Dundee Realty each year for a five-year period at a price of $420,000 for each 1% exercised were initially issued to the management shareholders on June 30, 2003.  During 2004, one of the management shareholders sold his interest in Dundee Realty to the other shareholders and options to purchase a 1% interest in Dundee Realty exercisable in 2004 and 2005 were cancelled.

Subsequent to the year end, the shareholders of Dundee Realty discussed a proposed restructuring.  The purpose of the proposed restructuring is to unwind our investment in shares of Dundee Realty which are tracked to Dundee REIT, and to increase the non-controlling management shareholder’s ultimate interest in the fully diluted equity of Dundee Realty.  Pursuant to the restructuring, the management shareholder’s interest in Dundee Realty will increase through a series of transactions which include the conversion by the Company of a portion of our equity from common shares to preferred shares of Dundee Realty.  Our Board of Directors has approved the concept of this restructuring, subject to completing the details pertaining to the transfer of our interest in Dundee REIT to a newly formed wholly owned subsidiary, details relating to employment and other shareholder matters associated with the restructuring.

The Company has delivered certain commitments and support letters to various federal authorities, including OSFI and the Canadian Deposit Insurance Corporation (“CDIC”),  in respect of Dundee Wealth Bank, which include certain non-binding commitments to provide financial, managerial and operational support to Dundee Wealth Bank, to provide OSFI with certain information, and to cause Dundee Wealth Bank to comply with the Bank Act and the CDIC Act and to indemnify CDIC from losses arising in connection with the failure to so comply.

Dundee Wealth and its subsidiaries have lease agreements in respect of premises.  Funding requirements in respect of these obligations are detailed in note 12 to the 2005 Audited Consolidated Financial Statements.  Subsequent to the end of 2005, Dundee Wealth entered into a new lease of office space in downtown Toronto.  The lease will begin on January 1, 2007 and has a minimum term of 15 years and three months.  Total minimum lease payments, exclusive of any operating costs and realty taxes over this minimum term are $77.1 million.

Certain of Dundee Wealth’s subsidiaries have previously entered into agreements for the financing of sales commissions on mutual fund sales.  Some of these agreements are in the form of distribution arrangements whereby the financing entity financed the sales commissions directly.  We pay a distribution fee as consideration under these agreements, which is calculated as a percentage of the net asset value of the related mutual fund units, and recorded as an expense in the period incurred.  Dundee Wealth no longer utilizes these vehicles to finance its commissions.

On the creation of DWM, we entered into a shareholders’ agreement along with Dundee Wealth and with Caisse de dépôt et placement du Québec (“Caisse”), the non-controlling shareholder of DWM.  The agreement details the circumstances pursuant to which Caisse may sell its shares of DWM.  From October 2005 to September 2009, Caisse may only sell its shares in DWM to the Company, Dundee Wealth or to DWM.  If Caisse exercises this right, it is entitled to receive fair market value for its shares in DWM.  As an alternative to purchasing the shares of DWM, the Company may, in certain circumstances, elect to institute a sale process for DWM.

DUNDEE CORPORATION	25

We are subject to a trust indenture in respect of the $150 million unsecured debentures that are issued and outstanding.  The trust indenture contains various covenants and provisions which may include restrictions on our ability, or on the ability of certain of our subsidiaries, to incur additional debt.  We are also subject to a trust indenture in respect of the $100 million Exchangeable Debentures that are issued and outstanding.  Pursuant to this indenture, we have placed approximately 3.3 million units of Dundee Properties Limited Partnership into escrow in order to satisfy our obligation under the exchange feature of the debenture.

Each of Dundee Corporation, Dundee Wealth and Eurogas has established share incentive plans for employees, officers and directors and in the case of Dundee Wealth, for independent financial advisors and service providers.  These share incentive plans, the number of shares granted and issuable and their impact on current reported net earnings are outlined in note 11 to the 2005 Audited Consolidated Financial Statements.  Dundee Wealth has also granted shares to employees and independent financial advisors that will be issued in the future, contingent on certain conditions that are generally designed to encourage retention of employees and financial advisors over time.

As stated earlier, Dundee Resources has made a US$11 million commitment to provide debt and equity financing to AITCO Barbados, of which US $1.6 million has been advanced to date.  This commitment is subject to the completion of the terms and conditions set out in a letter of intent, which Dundee Resources expects to complete in 2006.

Financial Instruments

From time to time, Dundee Wealth’s brokerage subsidiary may enter into various derivative contracts to meet the needs of customers, earn trading income and manage exposure to market or foreign exchange risk.  At December 31, 2005, we held foreign exchange contracts with a notional amount of $7.3 million (2004 – $18.9 million) which we use to mitigate our foreign exchange exposure to the US Dollar.  The principles of hedge accounting were not applied and therefore, fluctuations in the US foreign exchange rate may impact our operating results.

Our resource segment may utilize derivative financial instruments to manage financial risks, including commodity risks.  Hedge accounting may be applied to certain of these derivative financial instruments.

We are also exposed to market risk from fluctuations in the price of other financial instruments, including brokerage securities owned and brokerage securities sold short and our corporate investment holdings.  Market risk may occur with volatility in interest rates and global market conditions.  These fluctuations may have an impact on our operating results.

RELATED PARTY TRANSACTIONS

Other than as disclosed elsewhere in this discussion, the particulars of related party transactions as at and for the years ended December 31, 2005 and 2004 are discussed below.

➢

Dundee Wealth and its subsidiaries, in the course of their regular business activities, conduct routine transactions with affiliated companies of Dundee Corporation, including certain of our equity accounted investees.  Generally, transactions between Dundee Wealth and these related entities are conducted on normal market terms and are recorded at their exchange value.

➢

During 2005, Dundee Wealth’s brokerage subsidiary sold securities at market value to the non-controlling shareholder of DWM and recognized a trading profit of $3.3 million which has been included as financial services revenue.

➢

In the normal course of its business, Dundee Wealth’s investment management subsidiary will trade securities through registered brokers for the benefit of mutual fund clients and other discretionary client portfolios.  These transactions may, from time to time, be conducted through Dundee Wealth’s brokerage subsidiary.  These transactions are conducted at a negotiated discounted schedule.

➢

Dundee Wealth’s brokerage subsidiary may participate in corporate finance related activities, including financial advisory activities, for the Company and its subsidiaries and affiliates, including equity accounted investees of the Company or fiduciary accounts managed by Dundee Wealth’s investment management subsidiary.

DUNDEE CORPORATION	26

➢

Our officers, directors and employees, and those of our subsidiaries and other related parties may make use of the facilities of Dundee Wealth’s brokerage firm or mutual fund dealer.

➢

As at December 31, 2005, we held mutual funds and other investments with a net carrying value of $78.3 million (2004 - $24.0 million) managed by the investment management subsidiary of Dundee Wealth.  Transactions in respect of these assets are conducted on the same basis as third party investors, although there are no trailer service fees paid in respect of these investments.

➢

In addition, included in cash and cash equivalents at December 31, 2005 is $149.3 million (2004 – $65.7 million) invested in a money market mutual fund managed by the investment management subsidiary of Dundee Wealth.

➢

In accordance with employment arrangements made with a Dundee Realty executive, Dundee Realty agreed to transfer 4% of its interest, net of debt, in The Distillery Historic District to the executive at its cost of approximately $0.4 million and permit the executive to participate in a $5.4 million loan made to the other co-owners of the project to a maximum of 10%.

➢

Dundee Realty provided a $0.5 million loan to a member of senior management.  This loan accrues interest at 3% per annum and is secured by a deed of trust on a residential property.

➢

We have made loans of $0.8 million to certain officers of the Company and its subsidiaries, primarily to acquire shares of the Company.  These loans are generally secured by the underlying shares acquired.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our consolidated financial condition and the results of our operations is based upon the consolidated financial statements of our Company.  These statements have been prepared in accordance with Canadian GAAP.  The preparation of these consolidated financial statements requires us to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities.  We evaluate our estimates on an ongoing basis.  We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, and we use these to form the basis for making judgments about the carrying value of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources.  Our actual results may differ from these estimates under different assumptions or conditions.

Our most critical accounting policies are those that we believe are the most important in portraying our financial condition and results of operations and those that require the most subjectivity and estimates by management.  A summary of our significant accounting policies is included as note 1 to the 2005 Audited Consolidated Financial Statements.  A discussion of some of the more significant judgments and estimates made by management is as follows:

Business Combinations – Management uses its best judgment in applying the purchase method of accounting for business combinations and, specifically, in identifying and valuing intangible assets and liabilities acquired on acquisitions.  In certain cases, intangible assets are valued using a discounted to present value cash flow model which is subject to a variety of assumptions.  Further, the period of benefit of intangible assets is based on a number of subjective factors, such as the length of client and other business relationships, which could prove to be incorrect as the future unfolds.  In certain circumstances, the identification of current versus non-current assets is required, which is subject to much judgment.  The value placed on the acquired assets and liabilities, including identifiable intangible assets, will have an effect on the amount of goodwill, or in certain cases, negative goodwill, that the Company records on acquisitions.

Variable Interest Entities (“VIEs”) – On January 1, 2005, we adopted CICA Accounting Guideline 15, “Consolidation of Variable Interest Entities”, as amended (“AcG 15” and “AcG 15R”) which provides guidance on applying consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interest.  We had to exercise judgment in applying AcG-15 to determine which VIEs required consolidation under AcG-15 through identification of our variable interests and comparing them with other variable interests held by unrelated parties to determine if we were exposed to a majority of each of these entities’ expected losses or expected residual returns as defined under AcG-15.  These comparisons are subject to a number of subjective estimates.  In applying the guidance of AcG-15, we consolidated a real estate joint venture project in which we determined we were exposed to a majority of the expected losses or residual returns.

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Goodwill and Other Intangible Asset Impairment – Goodwill and other intangible assets with an indefinite life are subject to value-based impairment testing at least annually.  Determining the useful lives and values of intangible assets requires judgment by management.  To assess possible impairment of goodwill and intangible assets with an indefinite life, we have developed several models that provide for various business measures, including changes in AUA and AUM and estimates of forward earnings.  These models are applied consistently from year to year.  Although the goodwill balance is tested annually for impairment, these tests are based on discounted cash flow models or current trading multiples which can be subject to interpretation and which may change with market and industry conditions.

Carrying Value of Investments – Investments in publicly and privately issued securities are generally carried at cost.  From time to time, management assesses whether a write-down is required to reflect an other than temporary decline in value.  To complete its assessment, management will look at a number of factors, including the market price of the security, if available, the conditions and prospects of the underlying business including its profitability, and comparable valuations.  We may also use other valuation techniques such as present value cash flow valuation models.  Many of these factors require management to make subjective estimates.  Where appropriate, an investment provision will be made against the carrying value of the investment.  Under Canadian GAAP, any subsequent recovery in the value of an investment that has been provided for cannot be reversed until the investment is disposed of.  Investment provisions are reflected as a separate line item on the consolidated statements of operations.

Fair Value of Other Financial Instruments – Certain financial instruments, including brokerage securities owned and brokerage securities sold short, are stated in the consolidated financial statements at their fair values, with unrealized gains and losses being reported in earnings.  Fair value is usually determined based on quoted market prices.  Where quoted market prices are not available, management applies various assumptions to estimate the financial instruments’ fair values including prevailing market rates and prices on instruments with similar characteristics.  Imprecision in estimating these factors can affect the amount of gain or loss recorded for a particular instrument.  In addition, quoted market values at any point in time may not represent what the Company would realize at the time that an investment is ultimately disposed of.  From time to time, Dundee Wealth’s brokerage subsidiary may sell securities that it does not own and will therefore be obligated to purchase such securities at a future date.  The subsidiary may incur a loss if the market value of these securities subsequently increases.

Allowance for Credit Losses – In accordance with brokerage industry practice, client transactions within Dundee Wealth are entered into on either a cash or margin basis.  When credit is extended to a client to purchase securities, the securities are held as collateral for the amounts loaned.  Clients purchasing securities on margin must maintain collateral in their accounts in accordance with regulatory guidelines.  Dundee Wealth has established an allowance for credit losses, consisting of specific and general components, based on management’s estimate of such losses.  Dundee Wealth compares the amount loaned to each client with the market value of securities held in such accounts to determine the provision for credit losses.  The market value of the securities held as collateral may fluctuate daily based on market forces, which could lead to an unexpected increase in the provision or additional credit losses.

An allowance for credit losses is also maintained by the Company’s banking subsidiary.  The banking subsidiary maintains an allowance which it considers adequate to absorb all credit-related losses in the Company’s portfolio of mortgages.  The allowance consists of a general amount provided for losses which management estimates are inherent in the portfolio of mortgages on each balance sheet date.  Specific allowances include all accumulated provisions for losses on particular mortgages to reduce book values to estimated realizable amounts in the ordinary course of business.  By their nature, these estimates are subject to judgment.  Incorrectly estimating these allowances may impact future earnings of the Company.

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Provision for Litigation – The Company and its subsidiaries are defendants in various legal actions, many of which relate to activities of entities that we acquired and which arose prior to the date of acquisition.  The Company’s operating results include a provision for potential liabilities in respect of these matters which is determined using management’s best estimates based on the facts and circumstances of each claim on a case by case basis, taking into consideration all information available to the Company.  The claims are reviewed at least quarterly, or as new information becomes available.  In certain cases, legal claims may be covered under the Company’s various insurance policies.

Stock Based Compensation – Management uses the Black-Scholes option pricing model in determining the value of its stock based compensation expense.  Application of the Black-Scholes option pricing model requires estimates, that may not be correct, of expected dividend yields, expected volatility of the underlying shares based on past volatility experienced, and expected life of the stock option granted.  Management reassesses each of these factors with each grant of stock options.  Incorrectly estimating the value of stock option awards may impact the operating results of the Company.

The Company’s subsidiaries have a variety of stock based compensation awards that are utilized as retention tools for employees and financial advisors.  When stock based awards are granted, the Company’s subsidiaries measure the value of the award and amortizes it over the vesting period.  Management of the subsidiaries make a variety of assumptions in calculating these values, including an assumption for awards that may be cancelled before meeting the vesting criteria.

Income Taxes – Management estimates income taxes payable and the value of future income tax assets and liabilities and assesses the realization of these future tax assets regularly to determine whether a valuation allowance is required.  Management determines whether it is more likely than not that those future income tax assets will be realized prior to their expiration using various factors including estimated future earnings based on internal forecasts, cumulative tax losses in recent years, history of tax loss carry forwards as well as prudent and feasible tax planning strategies.  The amount of future income tax assets could be reduced in the future by a charge to earnings if forecasted earnings during the tax loss carry forward periods are not achieved, or are not likely to be achieved.  Tax balances may also change as a result of proposed or enacted governmental changes in the statutory rates of taxation.

Real Estate Assets – Land under development and inventory of housing and condominiums are stated at the lower of cost and net realizable value.  In calculating net realizable value, management must estimate future cash flows and discount these estimated cash flows at a rate that includes a subjective risk factor appropriate for each particular project.  These estimates are based on various assumptions, including development or construction schedules and future costs to be incurred.  If estimates are significantly different from actual results, our land under development and inventory of housing and condominiums may be overstated or understated on our balance sheet and accordingly, profit in a particular period may be overstated or understated.

Land held for development is stated at the lower of cost and net recoverable amount.  The net recoverable amount is determined using estimated future net cash flows from use, if any, plus any residual value.  Estimates of residual values may be impacted by local and overall real estate market conditions.  Therefore, estimates may vary from actual residual values on disposition of land held for development.

Oil and Gas Properties – Eurogas is currently in the exploratory stage of a drilling program in Tunisia and capitalizes all associated costs.  The recovery of the recorded costs is contingent upon the existence of economically recoverable reserves and future profitable production.  Activities in Spain are in the pre-development phase.  All pre-development costs relating to the exploration permits in Spain are capitalized.  The recovery of these costs is dependent upon the economic viability of the underground natural gas storage project.  The amounts recorded for depletion and depreciation of oil and gas properties and the ceiling test calculation are based on estimates of proven reserves, production rates, oil and natural gas prices, future costs and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty.  The Company’s oil and gas properties are non-producing and are measured net of asset retirement obligations which are management’s estimated costs to abandon and reclaim its net ownership interests in all wells and facilities and the estimated timing of the costs to be incurred in future periods.  The fair value estimate of these amounts is capitalized to the properties against the cost of the related asset and amortized over its useful life once the asset is operational.

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CHANGES IN ACCOUNTING POLICIES AND RECLASSIFICATIONS ADOPTED IN 2005

In 2005, we implemented the requirements of AcG 15 and AcG 15R.  AcG 15R defines a VIE as an entity which either does not have sufficient equity investment at risk to finance its activities without additional subordinated financial support or where the holders of the equity investment at risk, as a group, lack the characteristics of a controlling financial interest.  AcG 15R requires the primary beneficiary to consolidate a VIE and defines a primary beneficiary as an entity that is exposed to a majority of the VIE’s expected losses or is entitled to a majority of the VIE’s expected residual returns, or both, also as defined by AcG 15R.

In October 2005, the real estate division increased the amount of financing provided to The Distillery Historic District based on a capital injection by the partners and, as a result, became the primary beneficiary in the ownership arrangement.  Immediately thereafter, we began to consolidate the remaining 50% interest in the assets and liabilities, operations and cash flows of the project.

We have determined that we do not meet the definition of primary beneficiary in respect of mutual fund entities that we manage, in respect of any other material real estate joint venture in which we participate, or in respect of any special purpose entity that we may have established.

In 2005, the wealth management segment reclassified certain expenses, with no impact on total expenses or on earnings.  We reduced variable compensation costs and increased trailer service fee expense by an equivalent amount in both our 2005 and 2004 statements of operations.  The amount that was reclassified represents the portion of the trailer service fee that our financial advisors have been paid from the investment management division of Dundee Wealth.  Since the trailer service revenue that our financial advisors have generated are already eliminated from financial services revenue, we made this change to achieve better consistency between financial services revenue and variable compensation costs.  As a result, the amount of trailer service fee expense now reflects the total amount incurred by the investment management division of Dundee Wealth, both to internal and external financial advisors.

In 2005, the CICA issued a decision summary that clarified certain guidance on financial instruments in relation to balances arising from unsettled trades with a single counterparty.  As a result, we reviewed the prior practice of our brokerage subsidiary of offsetting amounts arising from pending securities trades with a single counterparty for presentation on the consolidated balance sheet.  We have concluded that in accordance with Canadian GAAP, a gross presentation of pending securities trades with a single counterparty is required when settlement is not expected to be simultaneous.  As a result, we have increased client accounts receivable by $52.8 million in 2005 (2004 ─ $11.1 million) and increased client deposits and related liabilities by an equivalent amount.

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer, together with other members of management, have evaluated, as of December 31, 2005, the effectiveness of our disclosure controls and procedures, as defined in Multilateral Instrument 52-109.  They have concluded that our disclosure controls and procedures were adequate and effective to provide reasonable assurance that material information relating to our Company and to our consolidated subsidiaries for the year ended December 31, 2005 would have been made known to them.

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MANAGING RISK

WEALTH MANAGEMENT

The wealth management industry in Canada has experienced considerable growth in the past decade.  Changing demographics and concerns about financial security on retirement, compounded by a continuing low-interest rate environment, are expected to result in a continued increase in assets available for investment.  In recent years, investors have endeavoured to increase their knowledge of available investment products and services, and wealth management firms have responded by increasing the availability of, and access to, information in respect of these wealth management products and services.  Simultaneously, there has been an increase in the number, type and sophistication of products and services offered by financial institutions.  The Company believes that these changing factors will result in an increased number of investors seeking some level of professional financial and investment advice in managing their investments.  Dundee Wealth is well positioned to meet this challenge as it continues to establish itself as a fully integrated wealth management business, combining professional investment management products, solutions and services with knowledgeable financial advisory professionals.

Creating, Attracting and Retaining AUM and AUA

The profitability of Dundee Wealth is directly related to its ability to create, attract and retain AUM and AUA.  These assets are subject to a fee, generally calculated as a percentage of their net asset value.  Should a sizable number of clients seek to terminate their arrangements with Dundee Wealth and withdraw assets, the Company’s profitability would be adversely affected.

Investment performance continues to play an important role in the Company’s ability to sell financial products and retain customers.  As at December 31, 2005, approximately 76% (2004 – 63%) of eligible Dynamic FundsTM ranked in the top two quartiles of peer group equivalents as measured by one of Canada’s leading investment fund research firms based on one-year performance and approximately 81% (2004 – 75%) based on three-year performance.  There can be no assurances that Dundee Wealth will be able to continue to achieve superior returns relative to its competitors in future periods.

Dundee Wealth demands the highest standards of ethics, knowledge and professional judgment from its extensive network of established financial advisors.  Dundee Wealth’s clients are diversified and range from high net worth investors to investors who are just beginning to accumulate financial assets.  Dundee Wealth’s financial advisors are positioned to service the varying demands of these investors.

Market Influences

Negativity in domestic and international capital markets may create challenges for the Company.  The movement of capital markets is beyond the control of the Company but, to a significant degree, may impact on the Company’s overall profitability.  Revenues from Dundee Wealth’s investment management segment are primarily based on the market values of AUM, generally determined using trading values of underlying securities in global markets.  The unpredictability of the global economy may also affect retail and institutional clients' willingness to actively trade in capital markets, impacting the Company’s commission revenues as well as trading and corporate finance activities.  Declining interest rates may reduce the interest spread earned by Dundee Wealth’s brokerage subsidiary on amounts borrowed in margin accounts.

Competition

Our wealth management business operates in a highly competitive environment that includes other providers of wealth management products such as mutual funds and private client investment managers, financial advisors, investment dealers, banks and insurance companies, some of which have greater financial or other resources than our wealth management subsidiaries.  In order to remain competitive, we will continue to be innovative in the development of financial products and solutions for clients, to monitor investment performance, and to provide the highest level of service to our clients.

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There may be competitive pressures from time to time to lower the fees that the Company charges on its products and services which may impact the ability to retain clients in the future.  While changes to management fee rates, commission rates and trailer service fee revenue rates will affect the operating results of the Company, management believes that its current fee structure is competitive with its industry peers.

Operating in a Regulated Environment

The regulatory operating environment for wealth management and financial services operations in Canada continues to expand, becoming more regimented and complex.  We support regulatory changes that enhance the integrity and reputation of our industry and that protect the interests of our client base.  Our compliance personnel actively participate in the development of new legislation and regulation.  However, new regulatory requirements may involve changes to the way we currently conduct our business or may increase the cost and associated profitability of our business.  The Company believes that its ability to comply with all applicable laws and regulations including these emerging changes is dependent upon the establishment, implementation and maintenance of extensive compliance policies and procedures.  We have a team of experienced compliance personnel that works full time on these efforts.  When we complete an acquisition, it is possible that the acquired company’s compliance standards may have been insufficient or not as developed as those of the Company.  The Company attempts to identify material compliance issues through its due diligence review, however, it is possible that such a review will not identify all possible problems.

Regardless of the Company’s effectiveness in monitoring and administering established compliance policies and procedures, the Company, and any of its directors, officers, employees and agents, may be subject to liability or fines which may limit our ability to conduct business.  The Company maintains various types of insurance to cover certain potential risks and continuously evaluates the adequacy of its insurance coverage.  In recent years, the cost of obtaining insurance has increased while the number of insurance providers has decreased.  As a result, the ability to obtain insurance on reasonable economic terms may be more difficult in the future.  To date, the Company has chosen not to obtain directors and officers insurance and as such, would be subject to additional costs should any actions arise.

Capital Requirements

Certain subsidiaries of Dundee Wealth and Dundee Wealth BHC operate in regulated environments and are subject to minimum regulatory capital requirements.  Accordingly, they may be required to keep sufficient cash and other liquid assets on hand to maintain capital requirements.  Although each of these regulated entities currently has sufficient capital, growth of the business may necessitate additional capital requirements and the failure to maintain required regulatory capital may subject the relevant registrant to fines, suspension or revocation of registration or could prohibit the Company from expanding.  The Company monitors the level of regulatory capital required in each of these business units on an ongoing basis to ensure they meet the minimum requirements.

Dundee Wealth currently finances commissions associated with mutual funds sold on a deferred sales charge basis through internal means.  In the past few years, asset growth in mutual funds has increased significantly, increasing the funding required for these new mutual fund assets.  In periods where the value of mutual fund units sold on a deferred sales charge basis is high, sources of funding other than cash flow from operations may be required in order to pay dealer commissions and it is not certain that such additional funding, if needed, will be available on terms attractive to the Company, or at all.

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Credit Risks

The Company is exposed to the risk that third parties that owe the Company cash, securities or other assets may not fulfill their obligations, due to lack of liquidity, bankruptcy, operational failure or other causes.  These parties include trading counterparties, customers, clearing agents, exchanges, clearing houses, other financial intermediaries, and issuers whose securities are held by us.  Credit risks associated with customers include amounts loaned in margin accounts.  While the Company reviews its credit exposure to specific clients, counterparties and other debtors, default risk may arise from events or circumstances that are otherwise difficult to detect.  The Company also reviews the type and value of securities held as collateral for margin loans.  An unexpected decline in the value of any such securities held as collateral may expose the Company to additional credit losses.

Added Risks in our Newly Created Banking Activities

Dundee Wealth Bank actively monitors various areas of risk, and anticipates that its policies and procedures will evolve as the business grows.  The following is a summary of risks and current mitigating procedures.

Interest Rate Risk – Interest rate risk is the potential financial impact to our banking subsidiary of fluctuations in interest rates.  Structural interest rate risk arises from mismatches in the amount of assets and liabilities that mature or re-price at different points in time.  Dundee Wealth Bank’s exposure to adverse interest rate movements changes continually as a result of daily business activities and risk management initiatives.

The Conduct Review and Investment Risk Management Committee (CRIRM) of the Board of Directors of Dundee Wealth Bank reviews and annually approves policies, standards and exposure limits with respect to interest rate risk.  In accordance with these policies, the Interest Rate and Treasury Management Committee (IRTMC) meets on a weekly basis to monitor interest rate risk and establish risk management strategies designed to achieve a balance between maximizing net interest income and reducing the risk to earnings from adverse movements in interest rates.

Dundee Wealth Bank’s current strategy is to minimize interest rate risk and to match term liabilities with term assets.  Current policy requires that when stressed by a 1% movement in interest rates, the sum of the changes in market value of each exposure along the yield curve will not exceed 5% of capital.  Based on Dundee Wealth Bank’s interest rate gap as at December 31, 2005, this test was met.

Liquidity Risk – Liquidity risk arises from fluctuations in cash flows.  Liquidity management policies ensure that Dundee Wealth Bank is able to prudently meet all its financial obligations as they come due.

The CRIRM reviews and annually approves policies, standards and exposure limits with respect to liquidity management.  The CRIRM is informed of current and prospective liquidity conditions and ongoing monitoring measures.  In accordance with these policies, the IRTMC meets on a weekly basis and reviews Dundee Wealth Bank’s liquidity position, projected liquidity requirements as per the liquidity model, and forecasted cash flows.

Our current policy is to maintain sufficient liquid financial resources to meet current and ongoing financial obligations.  That policy requires that the Dundee Wealth Bank maintain no less than 15% of its deposits in liquid investments.  The level of liquid assets exceeded this standard throughout the past year.  In addition, an estimate of liquidity requirements is undertaken and maintained based on a model that calculates the likelihood of net cash outflows.

Credit Risk – Credit risk is the risk of financial loss resulting from the failure of a debtor, for any reason, to fully honour financial or contractual obligations.  Credit risk arises from traditional lending and investment activity and from settling payments between the Dundee Wealth Bank and its counterparties.

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Dundee Wealth Bank’s policies establish limits for acceptable levels and areas of credit risk, define a process for decision making and determining credit worthiness, and provide for diversification to avoid excessive risk concentrations.  These policies are approved annually by the CRIRM.  The CRIRM also reviews and approves counterparty risk for amounts exceeding authorities delegated to management and for transactions outside of the normal course of business.

Day-to-day responsibility for measuring and monitoring credit risk is delegated to the Credit Committee.  The process employed establishes internal credit scores, approves authority for credit and funding transactions, monitors exposures against policies and limits, and manages past-due and impaired loans.  The Credit Committee also reviews the adequacy of provision for credit losses.

Basel II Capital Accord

Bank regulators, under the auspices of the Basel Committee on Banking Supervision, have introduced new rules for the calculation of regulatory capital.  Their intention is to enhance risk measurement and sensitivity to on- and off-balance sheet activities.  These changes will bring regulatory capital into closer alignment with economic capital - the actual capital required to support the underlying risk of the asset or activity.  Regulatory capital will also, for the first time, include a charge for operational risk.

In addition, the new rules will permit wider discretion by bank regulators to increase or decrease capital requirements according to the circumstances of individual banks.  They will also require greater transparency of risk management information intrinsic to underlying risks and capital adequacy.

The domestic implementation framework and timetable have been established in Canada by OSFI.  This timetable requires banks to be in compliance with, and operate under, the new framework starting on November 1, 2007.  In this regard, Dundee Wealth Bank is making the appropriate enhancements to risk management and financial information systems and operations.

REAL ESTATE

Real estate ownership is generally subject to numerous risks, including changes in general economic conditions, such as the availability and cost of financing or refinancing, local economic conditions, competition of other investors, managers or owners and other factors.  Real estate assets are relatively illiquid.  Such illiquidity may limit our ability to vary our real estate portfolio in response to changing economic or investment conditions.  In recessionary times, it may be difficult to dispose of certain types of real estate.  The costs of holding real estate could be considerable, and as a holder of real estate during a recessionary period, we may be faced with ongoing expenditures with a declining prospect of incoming receipts.

As a result of market conditions, we may not be able to, or may not wish to develop our land holdings.  Development of land holdings and properties that are to be constructed are subject to a variety of risks, not all within our control.  Such risks include lack of funding, variability in construction costs or unforeseeable delays.

As an owner of real property, we are subject to various federal, provincial and state laws relating to environmental matters.  Such laws provide that we could be liable for the costs of removal and remediation of certain hazardous, toxic substances released on or in the Company’s properties, or disposed of at other locations.  The Company has insurance and other policies and procedures in place to review and monitor environmental exposure, which it believes mitigates these risks to an acceptable level.  Some of the properties owned by Dundee Realty or Dundee REIT have or had tenants that use hazardous substances or create waste.  Such uses can potentially create environmental liabilities.  A few issues have been identified through site assessments, including the need to remediate or otherwise address certain contaminations.  These issues are being carefully managed with the involvement of professional consultants.  Where circumstances warrant, designated substance surveys and/or environmental assessments are conducted.  We do not anticipate material expenditures in respect of any required remediation.

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Real estate investments are often made as joint ventures or partnerships with third parties.  These structures involve certain additional risks, including the possibility that the co-venturers/partners may at any time have economic or business interests inconsistent with ours, the risk that such co-venturers/partners could experience financial difficulties which could result in additional financial demands on Dundee Realty or Dundee REIT to maintain and operate such properties or repay debt in respect of such properties, and the need to obtain the co-venturers/partners consents with respect to certain major decisions in respect of such properties.  The Company attempts to mitigate these risks by performing due diligence procedures on potential partners, contractual arrangements and close monitoring and supervision of the joint venture or partnership.

Our revenue properties and Dundee REIT’s portfolio of properties generate income through rent payments made by tenants.  Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced.  Certain significant obligations, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made regardless of whether or not a property is producing sufficient income to pay such expenses.  Upon the expiry of the term of the financing of any particular property, refinancing may not be available in the amounts required.  Distributions from Dundee REIT are not guaranteed and may fluctuate with its financial performance.

RESOURCES

The resource industry is highly competitive and, in addition, involves a number of risks.  Revenues and profits depend on market prices for resource commodities, which can fluctuate materially.  Adverse fluctuations can have a significant negative effect on our revenues and profitability.  Resource mining and exploration involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  It is also highly capital intensive and the ability to complete a development or exploration project may be dependent on the entity’s ability to raise additional capital.  In certain cases, this may be achieved only through joint ventures or other relationships that would reduce the entity’s ownership interest in the project.  There is no assurance that additional resources or reserves in commercial quantities will be discovered by any of the companies or that development operations will prove successful.  Competition in the resource industry include companies which have greater financial resources, staff and facilities than those of the Company’s investees.  Our investees may not be fully insured against all risks relating to their operations, including those relating to exploration.  Some of those risks may not be insurable.

Many of our resource investees operate in jurisdictions which cause these operations to be subject to business risks inherent in those countries, in addition to business risks generally inherent to the resource industry.  These may involve matters arising out of government policies, receipt and maintenance of necessary permits and title to properties, imposition of special taxes or similar charges by regulatory bodies, regulations with respect to the environment including clean up and rectification costs, foreign exchange rate fluctuations and controls, access to capital markets, civil disturbances, deprivation or unenforceability of contract rights or the taking of property without fair compensation and credit risk.  It is important that the entities operating in a jurisdiction maintain good relationships with the governments of such jurisdictions.  This may not be possible if the governments of a country changes.  Certain regions in which our investee companies operate have been subject to political and economic instability.  Operating in foreign jurisdictions may necessitate capital expenditures being denominated in several different currencies, while the Company is reporting in Canadian dollars.  Fluctuations in the rates of exchange may affect the ability of investee companies to carry out its exploration and development programs.  Future development costs may be higher than currently envisioned due to unforeseen events such as currency fluctuations.

Commodity prices, including oil and natural gas prices, are unstable and are subject to fluctuations.  Any material decline in prices could result in a reduction in revenue of our investees.  The economics of producing from some wells may change as a result of lower prices.  From time to time, resource investees may enter into agreements to fix prices on their production to mitigate these risks, however, this will not permit them to benefit from future increases in commodity prices.  The market prices of securities of resource companies have experienced volatility in the past, often based on factors unrelated to the financial performance or prospects of the underlying company, which include general economic conditions and cycles and macroeconomic developments.

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There are numerous uncertainties inherent in estimating quantities of reserves and cash flows to be derived therefrom, including factors that are beyond the control of the Company and our investees.  These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of the underlying commodity, operating costs and royalties and other government levies that may be imposed over the producing life of the reserves.  Actual production and cash flows derived therefrom will vary from these evaluations and such variations could be material.

Eurogas’ Amposta Project has not yet received all necessary governmental approvals in Spain.  There can be no assurance that such approvals will be forthcoming on acceptable terms.  The proposed Amposta Project is not operational as of the date hereof and is not anticipated to be operational within the next year.  This project will require substantial additional capital to complete and there is no assurance that Eurogas will continue to have access to the capital to complete such projects.  Eurogas has not previously carried on business as an operator of a gas storage facility, has not yet had drilling success in Tunisia on its onshore properties and does not have any oil or gas production.  Eurogas currently has no material revenue sources.  Eurogas does not have any properties which have reserves assigned to them within the definitions contained in the Canadian Oil and Gas Evaluation (COGE) Handbook and the Canadian Securities Administrators National Instrument 51-101.

INVESTMENT HOLDINGS

Our investments are in a variety of industry segments and therefore, each investment will be subject to specific risks inherent in the unique business environment in which it operates.  In the case of equity accounted investments, we are required to record our share of income or loss from these investments and related dilutions and accordingly, our earnings may be affected by these amounts.  Further, to the extent that the investment is a public company, the investment is subject to market forces which may fluctuate beyond our control.  Certain of our private company holdings are illiquid and disposition may be difficult.  We may realize lower proceeds in the event that we are required to dispose of an investment at a point in time when market prices are low.  We mitigate this risk by utilizing our revolving credit facilities so that we can maximize the timing of any dispositions.

GENERAL

Future Acquisitions and Integration

Certain of the Company’s subsidiaries have implemented a growth strategy that has relied in part on acquisitions and associated realization of operating synergies.  A successful acquisition requires the Company to identify suitable candidates for purchase on acceptable terms, and the acquired business to be successfully integrated in a timely and non-disruptive manner designed to minimize the risk of loss of client business.  Even with the investment of management and financial resources, an acquisition may not produce the anticipated revenue, earnings or business synergies.  In addition, acquisitions can involve non-recurring charges and, if not successful, the write-off of amounts of goodwill and other intangible assets that could have an adverse effect on the Company’s financial results.  Management performs an extensive review of the value of goodwill and other intangible assets on an ongoing basis, which review has not identified any required adjustments.

Dundee Wealth’s decision to consolidate all existing system platforms in its brokerage segment necessitated an extension of their integration plan in respect of certain acquisitions.  This may impact the timing of future conversions and the realization of operating cost synergies in connection with the acquisitions.

Raising Capital

The Company and/or its subsidiaries may be required to raise additional debt or equity funds through public or private financing, strategic relationships or other arrangements for a variety of purposes, including business acquisitions, to capitalize on unanticipated opportunities, as well as to respond to competitive pressures.  Additional equity funding in investee companies may reduce the percentage ownership interest of the Company in such investee companies and may cause the Company to lose its majority or significant influence stake.  Additional equity funding of the Company will reduce the percentage ownership of the existing shareholders of the Company and may dilute net book value per share.  It is also possible that any such equity funding may involve securities which have rights or privileges senior to those of holders of common shares or that any debt financing, if available, may involve restrictive covenants.  There can be no assurance that such additional funding, if needed, will be available on economic terms, or at all.

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The Company’s agreement with Caisse permits Caisse to require the Company or certain of its subsidiaries to acquire its shares in a subsidiary of Dundee Wealth at fair market value in certain circumstances and at any time until September 30, 2009.  The non-controlling shareholder of Dundee Realty has a similar right to require the Company to acquire its shares at any time at fair market value.  These non-controlling shareholders may choose to exercise this right at a time where the Company has insufficient cash resources and where alternate sources of cash are unavailable.  In the case of Caisse, the Company may elect to put its operations up for sale, at a time which may not be opportune in the marketplace.

FUTURE ACCOUNTING CHANGES

Financial Instruments

In January 2005, the CICA released CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, and two related standards, Section 3865, “Hedges”, and Section 1531, “Comprehensive Income”.  These standards reflect the view that fair value, not historical cost, is the appropriate way for measuring financial instruments.  The new section is expected to be effective for the 2007 fiscal year.  Under the new standards, the only financial instruments that can be carried at historical cost are items such as trade receivables, trade payables and certain financial liabilities.  Otherwise, financial instruments should generally be classified as “trading”, “held to maturity” or “available for sale”.  Financial instruments that are classified as “held to maturity” should be carried at amortized cost.  Financial instruments that are designated as “available for sale” must also be stated at fair value, but unrealized gains and losses will be applied directly to shareholders’ equity in a new category called “other comprehensive income”.  Realized gains and losses and impairments in values on “available for sale” securities will continue to be reflected through earnings.  Equity accounted investments will continue to be accounted for based on the principles of equity accounting.

Our corporate investments are carried at cost, except for those investments that are accounted for under the equity method.  On implementation of CICA Handbook Section 3855, certain of our investments that are carried at cost will be measured on our consolidated balance sheet at fair value.  We are currently assessing whether certain of our corporate investments meet the criteria of being designated as “available for sale” in which case the unrealized gain or loss in respect of these investments will be recognized through comprehensive income.  Otherwise, any unrealized gain or loss will be recognized in earnings.  We expect to adopt the requirements of CICA Handbook Section 3855 on January 1, 2007.

FORWARD LOOKING STATEMENTS

This Management’s Discussion and Analysis contains forward looking statements about the Company, including its business operations, strategy and expected financial performance and conditions.  Forward looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions.  Such statements are based on the current expectations of management, and inherently involve numerous risks and uncertainties, known and unknown, including economic factors and the financial services industry, the real estate industry and the resources industry, generally.  These forward looking statements are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward looking statements made by the Company.  The risks, uncertainties and other factors that could influence actual results are described in the “Risk and Uncertainties” section of this Management’s Discussion and Analysis.  The forward looking statements that are contained in this report are made as of March 30, 2006, and, except as may be required by applicable law, the Company does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise.  The reader is cautioned not to place undue reliance on forward looking statements.

INFORMATION CONCERNING DUNDEE CORPORATION

Additional information concerning Dundee Corporation, including a copy of the Company’s Annual Information Form may be found on SEDAR at www.sedar.com.  The Company’s 2005 AIF will be available on March 31, 2006.

Toronto, Ontario

March 30, 2006

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